Exhibit 99.2

KINROSS GOLD CORPORATION

NOTICE OF THE 2011 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Shareholders (the “Meeting”) of Kinross Gold Corporation (the “Company”) will be held at Design Exchange, 234 Bay Street, Toronto, Ontario on May 4, 2011 at 10:00 a.m. (Toronto time), for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 and the report of the auditors thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(d)
to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the share incentive plan of the Company to increase the number of common shares reserved for issuance thereunder from 22,833,333 to 26,833,333; and

(e)
to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the restricted share plan of the Company to increase the number of common shares reserved for issuance thereunder from 8,000,000 to 20,000,000; and

(f)	to consider and, if deemed appropriate, to pass, an advisory resolution on Kinross’ approach to executive compensation; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

This Notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has passed a resolution fixing the close of business on March 15, 2011 as the record date for the determination of the registered holders of common shares that will be entitled to notice of the Meeting and any adjournment of the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10:00 a.m. (Toronto time) on May 2, 2011 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting).

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-800-775-5159 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

DATED at Toronto, Ontario this 25th day of March, 2011.

By Order of the Board of Directors

“Shelley M. Riley”
Shelley M. Riley
Vice-President, Administration and
Corporate Secretary

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Q & A ON VOTING RIGHTS AND SOLICITATION OF PROXIES

This management information circular (“Circular”) is dated March 25, 2011 and, unless otherwise stated, the information in this Circular is as of March 24, 2011.

What is this document?

This Circular is a management information circular sent to Shareholders in advance of the annual meeting of the Shareholders (“Meeting”) as set out in the Notice of the 2011 Annual Meeting of Shareholders (“Notice of Meeting”). The Circular provides additional information respecting the business of the Meeting, Kinross Gold Corporation (“Kinross” or the “Company”) and its directors (each a “Director” and, collectively the “Directors” or the “Board”) and senior executive officers. For ease of reference, a Glossary of capitalized terms used in this Circular can be found starting at page 4. Unless indicated otherwise, all dollar amounts referenced in this Circular are expressed in Canadian Dollars. Where necessary, U.S. Dollars are referenced as US$. All references to financial results are based on the Company’s Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). References in this Circular to the Meeting include any adjournment or adjournments that may occur. A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the management of the Company. Costs associated with the solicitation will be borne by the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. The cost of these services is approximately $65,000 and reimbursement of disbursements, the cost of which will be borne directly by the Company.

Who is eligible to vote?

Holders of common shares of the Company (“Common Shares” or “Shares”) at the close of business on March 15, 2011 (the “Record Date”) and their duly appointed representatives.

How do I vote?

If you are a registered Shareholder, you may vote your Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a Shareholder, to represent you as a proxyholder and vote your Shares at the Meeting.

If your Shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I vote my Shares in person?

If you are a registered Shareholder and plan to attend the Meeting on May 4, 2011, and wish to vote your Shares in person, do not complete the enclosed form of proxy as your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting. If your Shares are held in an account with a nominee, please see the answer to the question “How do I vote if my Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I know if I am a “registered Shareholder” or a “beneficial Shareholder”?

A holder of Common Shares may own such shares in one or both of the following ways:

1.
If a Shareholder is in possession of a physical Common Share certificate, such Shareholder is a “registered shareholder” and his or her name and address are maintained by Kinross through the Transfer Agent.

2.
If a Shareholder owns Shares through a bank, broker or other nominee, such Shareholder is a “beneficial Shareholder” and he or she will not have a physical Common Share certificate. Such Shareholder will have an account statement from his or her bank or broker as evidence of his or her Share ownership.

A registered Shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered Shareholder may attend the Meeting and cast a ballot. Because a registered Shareholder is known to Kinross and its Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered Shareholder has previously voted. This procedure prevents a Shareholder from voting his or her Shares more than once. Only the registered Shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

Most Shareholders are “beneficial owners” who are non-registered Shareholders. Their Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the Shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depositary Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the Meeting?

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Common Shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to John E. Oliver or Shelley M. Riley (the “Named Proxyholders”) to vote your Shares at the Meeting in accordance with your instructions. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 2, 2011, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of the Meeting or any adjourned Meeting.

If I change my mind, can I take back my proxy once I have given it?

A Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Shareholder may deliver a written notice to the registered office of the Company at 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the registered Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my Shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the Common Shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such Common Shares will be voted:

●	FOR the election as Directors of the Company of the proposed nominees set forth in this Circular.
●	FOR the appointment of KPMG LLP as auditors and authorization of the Directors to fix their remuneration.
●	FOR the amendments to the Share Incentive Plan.
●	FOR the amendments to the Restricted Share Plan.
●	FOR the advisory resolution on Kinross’ approach to executive compensation.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many Shares are entitled to vote?

As of March 24, 2011, there were 1,135,174,587 Common Shares outstanding, each carrying the right to one vote per Common Share.

Who are the principal Shareholders of the Company?

To the knowledge of the Directors and executive officers of the Company, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

How do I vote if my Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

Only registered holders of Common Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. If your Common Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold unless you have instructed the nominee otherwise. The purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Shares will be voted. If you are a non-registered Shareholder and wish to:

●	vote in person at the Meeting; or
●	change voting instructions given to your nominee; or
●	revoke voting instructions given to your nominee and vote in person at the Meeting,

follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone at 1 (800) 775-5159 toll free in North America or (416) 867-2272 outside of North America; (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1 (866) 545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

GLOSSARY OF TERMS

“AIF” means the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com);

“At-Risk Value” means the “in the money” value of the applicable equity units calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of $18.91.

“ASDP” means the automatic securities disposition plan implemented by the Company in 2009 (as more particularly described on page 34).

“Average Salary” means the average year-end base salary for an NEO for the most recent 3 years.

“beneficial Shareholder” or “beneficial owner” means a non-registered Shareholder or, more specifically, a Shareholder that holds its/his/her Common Shares through an intermediary such as a bank, broker or other nominee;

“Board” means, collectively, the Directors of the Company;

“Burn Rate” means the number of Options issued by the Company each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Circular” means this management information circular dated March 25, 2011;

“Code” means the Company’s Code of Business Conduct and Ethics, as may be amended, restated and/or replaced from time to time with the approval of the Board;

“Committees” means collectively the committees of the Board in place from time to time including the Audit and Risk Committee; Corporate Governance Committee; Corporate Responsibility Committee; Human Resources; Compensation and Nominating Committee; and Special Committee;

“Common Shares” or “Shares” means common shares of the Company;

“Company” or “Kinross” means Kinross Gold Corporation;

“Corporate Governance Guidelines” means the Canadian Securities Administrators’ national policy entitled  “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005.

“Deferred Payment Date” means the date determined by an eligible Plan participant that is after the Restricted Period and before an eligible Plan participant’s retirement date or termination date;

“Deferred Share Unit” or “DSU” means deferred Share units of the Company issued to its independent Directors pursuant to and in accordance with the Company’s Deferred Share Unit Plan, each representing an amount owed by the Company having the same value as one Common Share;

“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Director” means a member of the board of directors of Kinross Gold Corporation;

“Employment Agreements” means, collectively, the agreements that each of the Named Executive Officers have with the Company in respect of their employment with the Company;

“ERA Plan” means executive retirement allowance plan of which the Named Executive Officers and certain other senior executives of the Company are members;

“fiscal year” means the fiscal year of the Company being the calendar year ending December 31.

“Four-Point Plan” means corporate goals of the Company set on an annual basis by the Company’s senior leadership team comprised of the Named Executive Officers and certain other senior executives of the Company;

“HRCNC” means Human Resources, Compensation and Nominating Committee of the Board;

“Meeting” means the 2011 Annual Meeting of Shareholders of the Company to be held on May 4, 2011 at 10:00 a.m. Toronto time at Design Exchange, 234 Bay Street, Toronto, Ontario;

“Mercer” means Mercer (Canada) Limited independently retained by the HRCNC as an advisor.

“Named Executive Officers” or “NEOs” means the Company’s Chief Executive Officer and Chief Financial Officer, and the three other most highly compensated executive officers of the Company whose total salary and short-term incentives exceeded $150,000 for the year 2010 specifically being, the Company’s Executive Vice-President, External Relations & Corporate Responsibility; Executive Vice-President, Corporate Development; and Executive Vice-President & Chief Legal Officer;

“Named Proxyholders” means John E. Oliver or Shelley M. Riley;

“Notice of Meeting” means the Notice of the 2011Annual Meeting of Shareholders accompanying this Circular;

“NYSE” means the New York Stock Exchange;

“NYSE Standards” means the corporate governance listing standards of the NYSE;

“OBCA” means Ontario Business Corporations Act, as amended from time to time;

“Options” means Common Share stock options issued to senior management of the Company pursuant to and in accordance with the Company’s Stock Option Plan;

“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Record Date” means the close of business (Toronto time) on March 15, 2011;

“Red Back” means Red Back Mining Inc.

“registered shareholder” or “registered owner” means a shareholder of the Company in possession of a physical Common Share certificate as recorded with the Transfer Agent;

“Restricted Period” means the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the HRCNC;

“Restricted Performance Share Unit” or “RPSU” means restricted Share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Plan, each representing upon expiry of the Restricted Period, and subject to performance conditions set out in the applicable award, a right to receive one Common Share subject to tax withholdings;

“Restricted Share Unit” or “RSU” means restricted Share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Plan, each representing upon expiry of the Restricted Period a right to receive one Common Share subject to tax withholdings;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means a holder of Common Shares;

“Strategic Plan” means long-term strategic plan of the Company;

“Transfer Agent” means the transfer agent of the Company Computershare Investor Services Inc.; and

“Triggering Event” has the meaning given on page 43.

“TSX” means the Toronto Stock Exchange.

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting, Shareholders of the Company will be asked to consider and, as required, vote on the following six matters:

(a) Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 and the report of the auditors on the financial statements will be received.

(b) Election of Directors

The Board is currently comprised of eleven Directors. Mr. Lundin is not standing for re-election at the Meeting and the size of the Board will be reduced to ten Directors.

At the Meeting, the Shareholders will be asked to elect ten Directors in accordance with the Company’s majority voting policy (see “Corporate Governance - Majority Voting for Directors” on page 51). All Directors so elected will hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the election of the nominees whose names are set forth below, unless the Shareholder who has given such proxy has directed that the Shares be withheld from voting in the election of Directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason at or prior to the Meeting, the Named Proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Details respecting the nominees for election as Directors are set out under “Nominees for Election as Directors”.

(c) Appointment of Auditors

Shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board.

For fiscal years ended December 31, 2010 and December 31, 2009, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees(1)	2010 ($)(2)	% of Total Fees(3)	2009 ($)(2)	% of Total Fees(3)
Audit Fees:
Kinross – general	2,650,000	59	2,255,000	58
Kinross – securities matters	86,000	2	313,000	8
Total Audit Fees	2,736,000	61	2,568,000	66
Audit – Related Fees:
Translation services	156,000	3	130,000	3
Due Diligence	521,000	12	–	–
Other	165,000	4	52,000	1
Total Audit – Related Fees	842,000	19	182,000	4
Tax Fees:
Compliance	–		–	–
Planning and advice	196,000	4	331,000	9
Total Tax Fees	196,000	4	331,000	9
All Other Fees:	719,000	16	792,000	20

Total Fees	4,493,000	100	3,873,000	100

(1)	For a description of these fees, see the Company’s Annual Information Forms for the fiscal years ended December 31, 2010 and 2009.
(2)	These amounts are rounded to the nearest $1,000.
(3)	All percentages are rounded to the nearest whole percent.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company at a remuneration to be fixed by the Board, unless the Shareholder who has given such proxy has directed in the proxy that the Shares be withheld from voting in the appointment of auditors.

(d) Amendments to the Share Incentive Plan

The Share Incentive Plan consists of the Share Purchase Plan and Stock Option Plan. At the Meeting, Shareholders will be asked to approve an amendment to the Share Incentive Plan to increase the number of Common Shares reserved for issuance under the plan. Currently, the maximum number of Common Shares reserved for issuance under the Share Incentive Plan is 22,833,333, representing approximately 2.01% of the number of outstanding Common Shares, of which 5,666,666 Common Shares are allocated to the Share Purchase Plan and 17,166,667 Common Shares are allocated to the Stock Option Plan.

An aggregate of 8,758,224 Common Shares have been issued pursuant to the Share Incentive Plan. The aggregate number of Common Shares issued under the plan is divided between Common Shares issued under the Share Purchase Plan and Common Shares issued under the Stock Option Plan as follows: 3,353,001 Common Shares have been issued pursuant to the Share Purchase Plan; and 5,405,223 Common Shares had been issued upon the exercise of Options. Accordingly, an aggregate of 14,075,109 Common Shares (representing approximately 1.24% of the number of outstanding Common Shares) remain available for issuance pursuant to the Share Incentive Plan, of which 2,313,665 Common Shares are available for issuance under the Share Purchase Plan and 11,761,444 Common Shares are available for issuance upon the exercise of Options. A total of 7,008,059 Options are outstanding under the Stock Option Plan.

Management and the Board believe it is important for the Company to have a sufficient number of Common Shares available for issuance under the Share Incentive Plan to attract, retain and motivate Kinross employees. Therefore, on February 16, 2011, the Board approved an amendment to the Share Incentive Plan to increase the maximum number of Common Shares reserved for issuance under the Share Incentive Plan from 22,833,333 Common Shares to 26,833,333 Common Shares, being an actual increase of 4,000,000 Common Shares. All of the 4,000,000 additional Common Shares proposed to be reserved under the Share Incentive Plan would be allocated to the Stock Option Plan. If the proposed amendments to the Share Incentive Plan are approved, the total number of Common Shares reserved for the plan, minus Common Shares already issued thereunder, will be 18,075,109 Common Shares, representing approximately 1.59% of the number of outstanding Common Shares.

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Share Incentive Plan (“Share Incentive Plan”) to increase the number of Common Shares of the Corporation made available under the Share Incentive Plan;

BE IT RESOLVED THAT:

1.          The Share Incentive Plan be amended to increase the maximum number of Common Shares made available for the Share Incentive Plan from 22,833,333 to 26,833,333, and subject to such maximum, to change the maximum number of Common Shares made available for the Share Option Plan from 17,166,667 to 21,166,667.

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE AMENDMENTS TO THE SHARE INCENTIVE PLAN.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for the amendments to the Share Incentive Plan unless the Shareholder has directed in the proxy that such Common Shares be voted against the amendments.

(e) Amendment to the Restricted Share Plan

At the Meeting, Shareholders will be asked to approve an amendment to the Restricted Share Plan to increase the number of Common Shares reserved for issuance under the plan. The maximum number of Common Shares reserved for issuance under the Restricted Share Plan is currently set at 8,000,000 in the aggregate, which represents approximately 0.70% of the number of outstanding Common Shares.

An aggregate of 3,836,944 Common Shares have been issued pursuant to the Restricted Share Plan. 3,386,869 Restricted Share Units are outstanding under the Restricted Share Plan and, accordingly, 805,184 Common Shares (representing approximately 0.07% of the number of outstanding Common Shares) remain available for issuance pursuant to Restricted Share Units. Management and the Board believe it is important for the Company to have a sufficient number of Common Shares available for issuance under the Restricted Share Plan to attract, retain and motivate Kinross employees. Therefore, on February 16, 2011, the Board approved an amendment to the Restricted Share Plan to increase the maximum number of Common Shares reserved for issuance under the Restricted Share Plan from 8,000,000 to 20,000,000, being an actual increase of 12,000,000 of Common Shares.

If the proposed amendments to the Restricted Share Plan are approved the total number of Common Shares reserved for that plan minus Common Shares already issued under the plan, will be 16,163,056 Common Shares, representing approximately 1.42% of the number of outstanding Common Shares.

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Restricted Share Plan (“Restricted Share Plan”) to increase the number of Common Shares of the Corporation made available under the Restricted Share Plan;

BE IT RESOLVED THAT:

1.          The Restricted Share Plan be amended to increase the maximum number of Common Shares made available for the Restricted Share Plan from 8,000,000 to 20,000,000.

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE AMENDMENTS TO THE RESTRICTED SHARE PLAN.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for amendments to the Restricted Share Plan unless the Shareholder has directed in the proxy that such Common Shares be voted against the amendments.

(f) Advisory Vote on Approach to Executive Compensation

Compensation strategies are critically important to driving the Company’s success and improving shareholder value. Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ “pay-for-performance” philosophy and focus executive interests on developing and implementing strategies that create and deliver value for Shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of Shareholders. Detailed disclosure of our executive compensation program is provided in the Compensation Discussion and Analysis starting on page 17 of this Circular.

At the Meeting, Shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2011 Annual Meeting of Shareholders of the Company.”

Kinross had received a shareholder proposal from Shareholder Association for Research and Education (SHARE) on behalf of Meritas Funds, a division of OceanRock Investments Inc., requesting that the Board consider adopting a policy to enable Shareholders to vote on an advisory resolution regarding Kinross’ compensation practices. The Board decided to adopt such a policy effective immediately in order to permit Shareholders to consider such a resolution in time for this Meeting, and the Shareholder proposal was subsequently withdrawn.

 Approval of this resolution will require that it be passed by a majority of the votes cast by Shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources, Compensation and Nominating Committee will take into account the results of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE ADVISORY RESOLUTION ON THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN THIS MANAGEMENT INFORMATION CIRCULAR.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for approval of the advisory resolution on the Company’s approach to executive compensation unless the Shareholder has directed in the proxy that such Common Shares be voted against it.

NOMINEES FOR ELECTION AS DIRECTORS

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as Directors. The Shareholders can vote for or withhold from voting on the election of each Director on an individual basis. Unless authority is withheld, the Named Proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as Directors. Unless stated otherwise, the information set out below is current as of December 31, 2010, and the information is as of December 31 of the noted year.

John A. Brough, 64
Toronto, Ontario,
Canada

Director Since:
January 19, 1994
Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Accountants.

2010 Board/Committee Membership	2010 Attendance
Board of Directors	12 of 12	100%
Audit and Risk Committee	5 of 5	100%
HRCNC	8 of 8	100%
Special Committee	14 of 14	100%

Public Board Membership	Board Committee Memberships
Silver Wheaton Corp.	Audit (Chair)
Governance
First National Financial Income Fund – Lead Director	Audit (Chair)
Canadian Real Estate Investment Trust (CREIT)	Audit (Chair)
Investment
TransGlobe REIT	Audit
Compensation and Governance (Chair)

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	20,000	6,416	16,206.00	22,622.00	427,782
2009	nil	6,416	16,114.55	22,530.55	436,417	Yes – by 134%
Change	20,000	nil	91.45	91.45	(8,635)

Tye W. Burt, 54
Toronto, Ontario,
Canada

Director Since:
March 23, 2005

Non-Independent – President & Chief Executive Officer of the Company

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005. Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation (“Barrick”). From December 2002 to February 2004, he was Executive Director of Corporate Development and a director of Barrick. From May 2002 to December 2002, he was consulting on a full time basis to Barrick. From 2000 to May 2002, he was President of Cartesian Capital Corp. Prior to 2000, Mr. Burt was Chairman of Deutsche Bank Canada and Managing Director of the Global Mining and Metals Group of Deutsche Bank AG. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. Mr. Burt is Vice-Chair of the Board of Governors of the University of Guelph and a member of the Board of Governors of the Duke of Edinburgh’s Award Charter for Business. Mr. Burt sits as Kinross’s representative on Russia’s Foreign Investment Advisory Council. Mr. Burt is a member of the Law Society of Upper Canada. He holds a Bachelor of Laws from Osgoode Hall Law School and holds a Bachelor of Arts from the University of Guelph.

2010 Board Membership(2)	2010 Attendance		Public Board Membership
Board of Directors	11 of 12	92%	None

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Restricted Share Units (“RSUs”) (#)	Total Common Shares and RSUs† (#)	Total At-Risk Value of Common Shares and RSUs† ($)	Meets Share Ownership Guidelines(1)
2010	23,200	472,074	300,850	772,924	14,615,992
2009	nil	365,770	329,971	695,741	13,476,503	Yes – by 210%
Change	23,200	106,304	(29,121)	77,183	1,139,489

†	Common Shares and RSUs, including RPSUs, under Kinross’ RSU Plan.

Options Held

Date Granted	Expiry Date	Exercise Price ($)	Options Granted and Vested (#)	Total Unexercised (#)	At-Risk Value of Options Unexercised ($)‡
3 Apr 2006	Apr. 3/11	12.73	150,000	150,000	927,000
2 Jan 2007	Jan. 2/12	13.82	200,000	200,000	1,018,000
12 Dec 2007	Dec. 12/12	18.10	173,010	173,010	140,138
26 Feb 2008	Feb. 26/13	23.79	188,697	283,046	–
23 Feb 2009	Feb. 23/14	23.74	89,750	269,250	–
22 Feb 2010	Feb. 22/15	19.23	–	255,595	–
Total			801,475	1,330,901	2,085,138

Total Equity At-Risk Amount (Common Shares, RSUs & Options): 2010 - $16,701,130; 2009 - $15,802,226

‡	Calculated based on the total number of Options unexercised as of December 31, 2010.

John K. Carrington, 67
Thornhill, Ontario,
Canada

Director Since:
October 26, 2005
Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004. Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

2010 Board/Committee Membership	2010 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Corporate Governance	4 of 4	100%
Corporate Responsibility	4 of 4	100%
Special Committee	14 of 14	100%

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	nil	nil	21,586.00	21,586.00	408,191
2009	nil	nil	15,467.79	15,467.79	299,611	Yes – by 128%
Change	nil	nil	6,118.21	6,118.21	108,580

Richard P. Clark, 53
Vancouver, British
Columbia, Canada

Director Since:
November 3, 2010
Non-Independent

Mr. Clark most recently held the position of President and Chief Executive Officer of Red Back Mining Inc. from August 2000 to September 2010. From 1993 to 1999, he was President of Tombstone Explorations Co. Ltd. Since 1999, he has been a senior executive with the Lundin Group of Companies and has also served as an active member on the Boards of several listed companies. Mr. Clark practiced mining and securities law in British Columbia from 1987 to 1993 and holds a B.A. and an LLB from the University of British Columbia.

2010 Board/Committee Membership	2010 Attendance
Board of Directors(3)	2 of 2	100%
Corporate Responsibility(3)	1 of 1	100%

Public Board Membership	Board Committee Memberships
Atacama Minerals Corp.	Compensation
Lucara Diamond Corp.	Compensation

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	154,791	2,170,732	nil	2,170,732	41,048,542
2009	nil	nil	nil	nil	nil	Yes – by 12,828%(6)
Change	154,791	2,170,732	nil	2,170,732	41,048,542

Options Held

Date Granted(5)	Expiry Date	Exercise Price ($)	Options Granted and Vested (#)	Total Unexercised (#)	At-Risk Value of Options Unexercised ($)‡
26 Sept 2008	25 Sep 2013	3.84	362,000	362,000	5,455,340
16 Oct 2009	15 Oct 2014	7.34	905,000	905,000	10,470,850
23 Jun 2010	22 Jun 2015	15.14	543,000	543,000	2,047,110
Total			1,810,000	1,810,000	17,973,300

Total Equity At-Risk Amount (Common Shares, DSUs & Options): 2010 - $59,021,842; 2009 – nil

‡Calculated based on the total number of Options unexercised as of December 31, 2010.

John M.H. Huxley, 65
Toronto, Ontario,
Canada

Director Since:
May 31, 1993
Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006. Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

2010 Board/Committee Membership	2010 Attendance
Board of Directors	11 of 12	92%
Audit and Risk Committee	5 of 5	100%
HRCNC	8 of 8	100%

Public Board Membership	Board Committee Memberships
Elgin Mining Inc.	Audit
Governance, Nominating and Compensation (Chair)

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	nil	41,603	37,730.00	79,333.00	1,500,187
2009	nil	41,603	32,313.70	73,916.70	1,431,766	Yes – by 469%
Change	nil	nil	5,416.30	5,416.30	68,421

John A. Keyes, 67
The Woodlands, Texas,
U.S.A.

Director Since:
March 3, 2003
Independent

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia. Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto. Mr. Keyes has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. He is also a member of the Institute of Corporate Directors.

2010 Board/Committee Membership	2010 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Corporate Responsibility	4 of 4	100%
Corporate Governance	4 of 4	100%

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	nil	nil	31,785.00	31,785.00	601,054
2009	nil	nil	28,938.99	28,938.99	560,548	Yes – by 188%
Change	nil	nil	2,846.01	2,846.01	40,506

Catherine McLeod-Seltzer, 50
Vancouver, B.C.,
Canada

Director Since:
October 26, 2005
Independent

Ms. McLeod-Seltzer is the non-executive/independent Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelors degree in Business Administration from Trinity Western University.

2010 Board/Committee Membership	2010 Attendance
Board of Directors	10 of 12	83%
Corporate Responsibility	4 of 4	100%
HRCNC	8 of 8	100%

Public Board Membership	Board Committee Memberships
Bear Creek Mining Corporation
Major Drilling Group International Inc.	Compensation
Pacific Rim Mining Corp.
Stornoway Diamond Corporation	Compensation,
Corporate Governance
Troon Ventures

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	10,000	7,296	19,309.00	26,605.00	503,101
2009	Nil	nil	14,201.83	14,201.83	275,089	Yes – by 157%
Change	10,000	7,296	5,107.17	12,403.17	228,012

George F. Michals, 74
Vero Beach, Florida,
U.S.A.

Director Since:
January 31, 2003
Independent

Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007. Mr. Michals has also served as an active member on the boards of a number of private and public companies. Prior to January 2003, Mr. Michals was the Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

2010 Board/Committee Membership	2010 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Corporate Governance	4 of 4	100%
HRCNC	7 of 8	88%
Special Committee	14 of 14	100%

Securities Held

Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
2010	nil	32,917	20,918.00	53,835.00	1,018,020
2009	nil	32,917	20,799.93	53,716.93	1,040,497	Yes – by 318%
Change	nil	nil	118.07	118.07	(22,477.20)

John E. Oliver, 61
Halifax, Nova Scotia,
Canada

Director Since:
March 7, 1995
Independent

Mr. Oliver was most recently Senior Vice President, Atlantic Region, of Bank of Nova Scotia from March 2004 until his retirement in August, 2008. Mr. Oliver was previously the Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999. From 1997 to 1999 Mr. Oliver was the Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

2010 Board/Committee Membership	2010 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
HRCNC	8 of 8	100%
Special Committee	14 of 14	100%

Securities Held

			Deferred	Total	Total At-Risk	Meets Share
	Common		Share Units	Common	Value of Common	Ownership
Fiscal	Share	Common	(“DSUs”)	Shares and	Shares and DSUs	Guidelines(1)
Year	Warrants (#)(4)	Shares (#)	(#)	DSUs (#)	($)
2010	nil	7,360	66,879.00	74,239.00	1,403,859
2009	nil	7,360	61,299.98	68,659.98	1,329,944	Yes – by 439%
Change	nil	nil	5579.02	5,579.02	73,915

Terence C.W. Reid, 69
Toronto, Ontario,
Canada

Director Since:
January 5, 2005
Independent

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a graduate of the Director Education Program of the Institute of Corporate Directors.

Board/Committee Membership	2010 Attendance
Board of Directors	12 of 12	100%
Audit & Risk Committee	5 of 5	100%
Corporate Responsibility	4 of 4	100%

Public Board Membership	Board Committee Memberships
Pizza Pizza Royalty Income Fund	Audit

Securities Held

			Deferred		Total At-Risk
	Common		Share		Value of	Meets Share
	Share		Units	Total Common	Common	Ownership
Fiscal	Warrants (#)(4)	Common	(“DSUs”)	Shares and	Shares and	Guidelines(1)
Year		Shares (#)	(#)	DSUs (#)	DSUs ($)
2010	nil	nil	39,158.00	39,158.00	740,478
2009	nil	nil	28,531.21	28,531.21	552,650	Yes – by 231%
Change	nil	nil	10,626.79	10,626.79	187,828

(1)
For Independent and Non-Executive Directors the due date for the current requirement is December 31, 2010 - see “Independent and Non-Executive Directors’ Share Ownership” on page 16. For Mr. Burt, see “Executive Share Ownership” on page 21.

(2)	Mr. Burt is not a member of any Committee as, due to being President and Chief Executive Officer, he is not an independent Director.
(3)	Mr. Clark was appointed to the Board on November 3, 2010. There were two meetings of the Board and one meeting of the Corporate Responsibility Committee since his appointment in fiscal 2010.
(4)	Common Share warrants have not been included in the computation of Total At-Risk Value of Common Shares and DSUs.
(5)	These are the dates on which the original Red Back options were granted. Pursuant to the Red Back transaction, the Red Back options were replaced with Kinross Options on September 17, 2010.
(6)	Mr. Clark did not receive a Board Membership Retainer for 2010, the multiples used are based upon the standard Board Membership Retainer of $160,000 and is used for demonstrative purposes.

Director Committee Membership and Independence

COMMITTEES (MEMBERS)
		Corporate	Corporate	Human Resources,
	Audit & Risk	Governance	Responsibility	Compensation & Nominating
Directors	Committee	Committee	Committee	Committee	Special Committee
	(3)	(3)	(5)	(5)	(5)
Independent Directors
John A. Brough	Chair			√	√
John K. Carrington		√	√		√
John M.H. Huxley	√			√
John A. Keyes		√	Chair
Catherine McLeod-Seltzer			√	√
George F. Michals		Chair		√	√
John E. Oliver				Chair	√
Terence C.W. Reid	√		√
Non-Independent Directors
Tye W. Burt
Richard P. Clark			√
Lukas H. Lundin					√

Compensation of Independent Directors

Independent and Non-Executive Directors’ Fees

The Board has established a flat fee structure for all independent Directors, which was revised in July 2010. Under the revised fee structure, independent Directors each receive a flat annual fee of $160,000; the Chair of each of the Corporate Governance, Corporate Responsibility and Human Resources, Compensation & Nominating Committees receives an additional $30,000; other members of each of the Corporate Governance, Corporate Responsibility and Human Resources, Compensation & Nominating Committees receive an additional $15,000 per Committee; members of the Audit and Risk Committee receive an additional $20,000 and the Chair of the Audit Committee receives $70,000. The Independent Chair receives an additional $235,000 (but does not receive additional fees for acting as a Committee Chair or for being a member of the Special Committee). In addition, Directors receive a travel fee of $2,000 per trip for travel outside of Toronto to the Board / Committee Meetings. Mr. Oliver does not receive a fee for travel.

The following table sets out details of the flat fee structure for independent Directors effective July 1, 2010:

TYPE OF COMPENSATION	2010 FEES
Board Membership Retainer	$160,000
Chair of the Board	$235,000	(1)
CR, CG and HRC&N Committee Chairs	$30,000	(2)
CR, CG and HRC&N Committee Membership	$15,000
Audit and Risk Committee Chair	$70,000
Audit and Risk Committee Membership	$20,000
Special Committee Membership	$3,000	(3)

(1)	For 2010, $385,000 in total with the inclusion of Board membership compensation.
(2)	Mr. Oliver, as the Independent Chair of the Board, does not receive a fee for being Chair of the HRCNC.
(3)
A fee of $3,000 per meeting was paid to the independent Directors sitting on the Special Committee formed to consider, advise on and make recommendations respecting strategic planning and special transactional matters. Mr. Oliver, as the Independent Chair of the Board, does not receive a fee for being a member of this Committee.

The flat fee is paid 50% in cash and 50% in Deferred Share Units (or DSUs). On an annual basis, an independent Director can elect to receive a greater percentage of his or her flat fees in DSUs. However, an independent Director who has exceeded his or her minimum DSU/Common Share ownership requirement, as described below, may elect (on an annual basis) to receive cash for all or any portion of the compensation otherwise payable in DSUs. In addition, independent Directors are also entitled to the reimbursement of their reasonable Board related expenses.

A DSU is an amount owed by the Company to the Director holding it having the same value as one Common Share, but which is not paid out until such time as the Director terminates service on the Board and the boards of all affiliates of the Company, thereby providing an ongoing equity stake in the Company throughout the Director’s period of service. DSUs are vested at the time of grant. Only non-employee Directors of the Company and its affiliates can receive DSUs. Dividends paid by the Company prior to payment on the DSUs are credited to each holder of DSUs in the form of additional DSUs in the amount determined by multiplying the number of DSUs held by that holder by the amount of the per Share dividend and dividing the product by the closing Share price on the date of the payment of the dividend.

The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent Directors and the Shareholders , by linking a portion of annual independent Director compensation to the future value of the Common Shares. Under the Plan, each independent Director receives, on the last day of each quarter, that number of DSUs having a value equal to 50% of his or her compensation for the current quarter. On an annual basis, a Director may elect to receive all or part of his or her DSU compensation in cash rather than 50% in DSUs, as long as such Director has exceeded his or her minimum DSU/Common Share ownership requirement established by the Board. The number of DSUs granted to an independent Director is determined by dividing the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant by the value of the portion of the Director’s flat fee to be paid in DSUs.

At such time as an independent Director ceases to be a Director, the Company will make a cash payment to the Director, equal to the market value of a Common Share on the date of departure, multiplied by the number of DSUs held on that date.

As President and CEO of the Company, Mr. Burt is a non-independent Director. As such, he does not receive any Director fees and is compensated solely as an officer of the Company (see “Compensation Discussion and Analysis” commencing on page 17). A summary of the compensation earned by Mr. Burt for 2010 is provided in the “Summary Compensation Table” on page 40.

Mr. Richard Clark is the former Chief Executive Officer of Red Back, which was acquired by the Company pursuant to a plan of arrangement which closed on September 17, 2010 (the “Red Back Transaction”).

Pursuant to a management services agreement with Red Back (the “Red Back Management Services Agreement”), Mr. Clark was entitled to receive (i) an annual salary of $800,000, (ii) an annual cash bonus, (iii) stock options granted pursuant to Red Back’s stock option plan and (iv) vacation and other life, health, welfare, or similar benefits. In addition, the Board had granted him deferred cash payments payable in three instalments as compensation in lieu of certain options which were conditionally granted in February 2009 and subsequently withdrawn (the “Withdrawn Options”).

From January 1, 2010 until the Red Back Management Services Agreement was terminated, Mr. Clark received (i) $566,667 in salary, (ii) the second instalment of Mr. Clark’s deferred cash payment as compensation for his Withdrawn Options, being $1,080,000 paid on February 10, 2010, and (iii) stock options to purchase 300,000 Red Back common shares granted on June 23, 2010 pursuant to Red Back’s stock option plan and valued on the date of grant at $3,700,000 using a Back-Scholes model consistent with the model used for financial statement purposes and using the key assumptions found in the notes to Red Back’s June 30, 2010 consolidated financial statements.

Pursuant to the Red Back Management Services Agreement, in the event of the termination of the Red Back Management Services Agreement following a change in control of Red Back, Mr. Clark was entitled to receive a severance payment in an amount equal to two times his annual base salary at the time of termination and all benefits provided by Red Back for a two year period. In addition, all vested options would vest and would be exercisable for a period of thirty days thereafter. As a result of the Red Back Transaction these termination provisions were activated and Mr. Clark received termination payments entitling him to an aggregate lump sum payment in the amount of $2,741,538 consisting of (i) payment of $1,600,000, being equal to two times the annual management fees then payable to Mr. Clark pursuant to the Red Back Management Services Agreement, (ii) payment of $61,538 in respect of accrued but unused vacation and (iii) payment of $1,080,000 in respect of the third and final instalment of Mr. Clark’s deferred cash payment as compensation for his Withdrawn Options.

In addition, pursuant to the Red Back Transaction, Mr. Clark received replacement Options to purchase Common Shares in exchange for his stock options granted pursuant to Red Back’s stock option plan.

On September 14, 2010, the Corporation entered into a consulting agreement with Mr. Clark (the “Consulting Agreement”), pursuant to which Mr. Clark agreed to provide transitional consulting services to the Corporation for a six month period (the “Transition Period”) following closing of the Red Back Transaction to facilitate the integration of Red Back’s business and operations with Kinross’. Pursuant to the Consulting Agreement:

(a)	Mr. Clark resigned from all positions as an officer or director of Red Back and was appointed a Director of the Corporation.

(b)
Under the Consulting Agreement Mr. Clark is entitled to receive (i) a monthly retainer of $66,667, (ii) a lump sum retention bonus payable at the end of the Transition Period of $400,000 and (iii) continued benefits under Red Back’s life, health, welfare or similar benefits plan during the Transition Period and, upon termination of the Consulting Agreement, a payment equal to the product of (A) $9,000 multiplied by (B) the result of 24 minus the number of months worked by Mr. Clark during the Transition Period and (iv) two weeks’ vacation or pay in lieu thereof.

(c)	Mr. Clark is not entitled to receive any amount for serving as a Director of the Company during the Transition Period.

Mr. Lundin was a director of Red Back prior to the Red Back Transaction. For the period January 1, 2010 to September 17, 2010, Red Back paid to Mr. Lundin $45,333 as director fees and on June 23, 2010, granted him 10,000 fully vested deferred share units which had a value per unit equivalent to one Red Back common share (“Red Back DSUs”). Pursuant to the Red Back Transaction, all of Mr. Lundin’s outstanding Red Back DSUs (26,000) were cash settled on September 17, 2010.

Namdo Management Services Ltd. (“Namdo”) and Mile High Holdings Limited (“Mile High”), two private corporations owned and/or controlled by Mr. Lundin, were paid or accrued by Red Back the sum of $360,000 and $510,520 respectively during the fiscal year ended December 31, 2010, plus reimbursement of out-of-pocket expenses at cost for services provided to Red Back. Namdo has approximately 15-20 employees and provides administrative and, in some cases, financial services to a number of public companies in exchange for management fees in varying amounts. Mr. Lundin is paid compensation by Namdo; however, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin as he is not receiving such compensation primarily in respect of his personal services provided to any particular corporation.

The following table sets out the fees earned for independent or non-executive directors who served as directors during 2010 and the proportion of fees taken in the form of DSUs.

									Total
	Board		Committee		Special				DSUs
	Membership	Independent	Chair	Committee	Committee	Travel	Total	Portion of fees taken in	value
Name	Retainer	Chair Retainer	Retainer	Fees	Fees(1)	Fee(1)	Fees	cash and/or DSUs	vested
									or
								(other than travel and	earned
	($)	($)	($)	($)	($)	($)	($)	Special Committee fees)	($)(2)
J. Brough	160,000	N/A	65,000	12,500	48,000	8,000	293,500	100% in cash	1,687	(5)
J. Carrington	160,000	N/A	N/A	25,000	48,000	4,000	237,000	40% in cash, 60% in DSUs	114,143
R. Clark(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
J. Huxley	160,000	N/A	N/A	32,500	N/A	4,000	196,500	50% in cash, 50% in DSUs	100,967
J. Keyes	160,000	N/A	25,000	12,500	N/A	12,000	209,500	75% in cash, 25% in DSUs	53,079
L. Lundin(4)	26,666	N/A	N/A	N/A	N/A	2,000	28,666	100% in DSUs	26,666
C. McLeod-Seltzer	160,000	N/A	N/A	25,000	N/A	8,000	193,000	50% in cash, 50% in DSUs	95,270
G. Michals	160,000	N/A	25,000	12,500	42,000	12,000	251,500	100% in cash	2,177	(5)
J. Oliver	160,000	225,000	N/A	N/A	N/A	N/A	385,000	75% in cash, 25% in DSUs	103,992
T. Reid	160,000	N/A	N/A	32,500	N/A	6,000	198,500	100% in DSUs	198,155
TOTAL	1,306,666	225,000	115,000	152,500	138,000	56,000	1,993,166		696,136

(1)	Travel and Special committee fees are paid in cash for all Directors
(2)	Includes value at grant date of DSUs for compensation earned in fiscal 2010 and dividends paid in fiscal 2010 in the form of additional DSUs including dividends on DSUs that vested in prior years.
(3)	Pursuant to the Consulting Agreement, Mr. Clark was not entitled to receive any amount for serving as Director.
(4)	Mr. Lundin was first appointed as a Director effective November 3, 2010 and the fees paid to him for 2010 were prorated accordingly. He is not standing for reelection at the Meeting.
(5)	During 2010, Messrs Brough and Michals received 92.16 and 118.97 DSUs respectively as dividends on DSUs that granted in prior years

The following table sets out the compensation for each of the independent or non-executive Directors in 2010.

Name	Total Fees		Share-based awards		Option-based awards		All Other Compensation		Total Compensation
J. Brough	293,500		N/A		N/A		N/A		293,500
J. Carrington	237,000		N/A		N/A		N/A		237,000
R. Clark	N/A	(1)	1,080,000	(2)	8,221,020	(3)	3,541,538	(3)	12,842,558
J. Huxley	196,500		N/A		N/A		N/A		196,500
J. Keyes	209,500		N/A		N/A		N/A		209,500
L. Lundin	28,666		N/A		N/A		45,333	(4)	73,999
C. McLeod-Seltzer	193,000		N/A		N/A		N/A		193,000
G. Michals	251,500		N/A		N/A		N/A		251,500
J. Oliver	385,000		N/A		N/A		N/A		385,000
T. Reid	198,500		N/A		N/A		N/A		198,500
Total	1,993,166		1,080,000		N/A		3,586,871		14,835,724

(1) Pursuant to the Consulting Agreement, Mr. Clark was not entitled to receive any amount for serving as a Director.
(2) Represents amount paid on the second instalment of Mr. Clark’s deferred cash payment in compensation for his withdrawn Red Back options.

(3)   Includes value of option based awards and amounts paid pursuant to the Red Back Management Service Agreement and the Consulting Agreement in 2010 including termination payments of $2,741,538 in connection with the termination of the Red Back Management Services Agreement.

(4) Represents fees paid by Red Back for services as a director of Red Back.

The following table sets out the Kinross Options issued to Messrs Clark and Lundin in replacement of the options held by them pursuant to Red Back’s stock option plan at the time of closing the Red Back transaction.

		Option-based Awards
Name	Red Back Grant Date	Common Shares underlying unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Option ($)(1)
R. Clark	26 Sept 2008	362,000	3.84	25 Sep 2013	5,455,340
	16 Oct 2009	905,000	7.34	15 Oct 2014	10,470,850
	23 Jun 2010	543,000	15.14	22 Jun 2015	2,047,110
L. Lundin	26 Sept 2008	90,500	3.84	25 Sep 2013	1,363,835

(1)	Based on the Common Share price on the TSX on December 31, 2010 of $18.91, less the Option Exercise Price.

Independent and Non-Executive Directors’ Share Ownership

The Board has established a policy requiring each independent or non-executive Director to hold a minimum value of Common Shares and/or DSUs, determined as a multiple of his/her annual Board Membership Retainer, as follows:

●	2 times by December 31, 2010
●	3 times by/after December 31, 2013

In the event an independent or non-executive Director’s holdings fall below the minimum requirement at or after the applicable due date, the Director will be required to top-up his/her holdings by fiscal year-end to align with the requirement. New Directors are required to receive 50% of their Directors fees in DSUs until such time as they meet the ownership requirements.

The following table outlines the aggregate value of the Common Shares and DSUs held by each independent or non-executive Director who was on the Board as of December 31, 2010 and whether as of that date he/she met Kinross’ non-executive Director share ownership requirement.

Name	Eligible Share Holdings ($)(1)	Multiple of Board Retainer	Met Current Requirement	Multiple of Current Requirement
J. Brough	427,782	2.67	Yes	1.34
J. Carrington	408,191	2.55	Yes	1.28
R. Clark(2)	41,048,542	256.55	Yes(2)	128.28
J. Huxley	1,500,187	9.38	Yes	4.69
J. Keyes	601,054	3.76	Yes	1.88
L. Lundin	7,779,631	291.74	Yes	145.87
C. McLeod-Seltzer	503,101	3.14	Yes	1.57
G. Michals	1,018,020	6.36	Yes	3.18
J. Oliver	1,403,859	8.77	Yes	4.39
T. Reid	740,478	4.63	Yes	2.31

(1)	Common Shares and DSUs, based on the Common Share price on the TSX on December 31, 2010 of $18.91.
(2)	Mr. Clark did not receive a Board Membership Retainer for 2010, the multiples used are based upon the standard Board Membership Retainer of $160,000 and is used for demonstrative purposes.

Mr. Burt’s share ownership requirements are described under “Executive Share Ownership” on page 21.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as disclosed below, no Director is, or within the ten years prior to the date hereof has: (a) been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the Directors and officers of the Company, at the time, in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the SEC about certain accounting practices related to the accounting for goodwill. A similar order dated July 6, 2005 was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the Directors, other than Messrs Clark and Lundin, and were lifted on February 22, 2006 when the Company completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

COMPENSATION DISCUSSION AND ANALYSIS

1.	Executive Compensation – Overview

Kinross’ executive compensation program covers its most senior leaders: the CEO and his direct reports including the other NEOs. This program includes base pay, a short-term cash incentive, medium and long-term equity incentives, as well as pension and other benefits.

The Kinross executive compensation program is designed to achieve several key objectives:

	1.	Enable Kinross to attract, retain, motivate and reward its executives through competitive pay practices;

	2.	Reinforce Kinross’ “pay-for-performance” philosophy by:

		a)	linking compensation (short-term, medium-term and long-term) to Kinross’ Strategic Plan and annual objectives, and

		b)	linking actual payments to individual and team contributions as determined through regular performance evaluation, and to Company performance relative to peers and benchmarks;

	3.	Incent and retain high performing executives, and motivate them to achieve exceptional levels of performance through annual compensation awards; and

4.
Align executives with the interests of Shareholders by encouraging them to hold Common Shares, and focus management’s activities on developing and implementing strategies that create and deliver value for Shareholders.

Meeting the objectives of the Company’s executive compensation program requires effective management of several key factors, discussed in the following sections:

	a)	Market comparators
	b)	Compensation elements and mix
	c)	Executive share ownership
	d)	Compensation approval process

a)	Market Comparators

The first objective of the executive compensation plan is to “Enable Kinross to attract, retain, motivate and reward its executives through competitive pay practices”. To ensure the Company’s executive compensation continues to be competitive within the market, Kinross annually reviews data from three market comparator groups, selected to provide a good cross-section of the companies with which Kinross competes for talent. The three groups are reviewed and updated each year to ensure they continue to meet the criteria outlined below:

Comparator Group	Rationale		Composition
Gold Mining	Companies which comprise Kinross’ primary competition for talent, especially for industry-specific roles.	●	Gold mining companies of a similar market capitalization and degree of complexity
		●	Similar strategy and stage of development of company and executives, with operating mines
		●	Minimum market capitalization of $4 billion as of December 31, 2009
		●	Listed on the TSX and/or NYSE, and provide comparable disclosure information

Comparator Group	Rationale		Composition
Mining, Energy, Oil and Gas (MEOG)	Broader group of companies with whom Kinross competes for talent in similar industry roles.	●	Global mining, and North American natural resources, energy, oil and gas companies, with a market capitalization of between $10 and $50 billion as of December 31, 2009
		●	Headquartered in Canada or the US (except mining)
		●	Excludes US state, regional and public utilities
		●	Excludes companies in the “Gold Mining” group
General Industry	Companies with whom Kinross competes for talent in non- industry specific roles (e.g., CEO, CFO, CLO), and with whom Kinross competes for capital.	●	Included in the S&P/TSX 60 Index in the previous year
		●	Have international operations
		●	Cross-listed on TSX and NYSE
		●	Companies may also be included in one of the other two comparator groups

The 2010 review of the comparator groups resulted in the following decisions:

●	No change to the “Gold Mining” comparator group;

●
An adjustment to the “MEOG” comparator group to provide for a more balanced group, which better reflects the market with which Kinross competes for talent, and recognizes Kinross’ growth and larger size following the acquisition of Red Back. This adjustment included the following changes:

	o	Removed US state, regional and public utilities (total 15 companies),

	o	Added more global energy / power, mining, and oil and gas companies (total 11 companies), and

	o	Limited the group to companies with a market capitalization of between $10 billion and $50 billion (removed 12 companies);

●
No change to the “General Industry” comparator groups, other than to update group to reflect changes to the TSX 60 (specifically: added Cenovus Energy, Eldorado Gold Corporation, and IAMGOLD Corporation; and removed MDS Inc., and Petro-Canada);

The resulting comparator groups are shown below:

Comparator Group	Companies Comprising Group
Gold Mining	Canadian Companies
Agnico-Eagle Mines Ltd., Barrick Gold Corporation, Goldcorp Inc., Yamana Gold Inc.

US Companies
Freeport McMoRan Copper and Gold Inc., Newmont Mining Corporation

Incorporated outside North America
Lihir Gold Ltd., Newcrest Mining Ltd.
Mining, Energy, Oil	Canadian Companies
and Gas (MEOG)
Canadian Natural Resources Limited, Canadian Oil Sands Trust, Cenovus Energy Inc., Enbridge Inc., EnCana Corporation, Nexen Inc., Potash Corporation of Saskatchewan, Suncor Energy Inc., Talisman Energy Inc., TransCanada Corporation

US Companies

Alcoa Inc., Devon Energy Corp., Entergy Corporation, EOG Resources Inc., Hess Corp., Kinder Morgan Energy Partners L.P., Noble Energy Inc., Nucor Corp, Peabody Energy Corp., PPL Corporation, Sempra Energy, Southern Copper Corp., Spectra Energy Corp., Weatherford International Ltd., Williams Companies Inc.

Comparator Group	Companies Comprising Group
General Industry
Agnico-Eagle Mines Limited, Agrium Inc., Bank of Montreal, Bank of Nova Scotia, Barrick Gold Corporation, Biovail Corporation, Brookfield Asset Management Inc., Cameco Corporation, Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, Canadian Pacific Railway Limited, Cenovus Energy Inc., Eldorado Gold Corporation, Enbridge Inc., EnCana Corporation, Enerplus Resources Fund, First Quantum Minerals Ltd., Fortis Inc., Gildan Activewear Inc., Goldcorp Inc., IAMGOLD Corporation, Magna International Inc., Manulife Financial Corporation, Nexen Inc., Potash Corporation of Saskatchewan Inc., Power Corporation of Canada, Research in Motion Limited, Royal Bank of Canada, Saputo Inc., Sun Life Financial Inc., Suncor Energy Inc., Talisman Energy Inc., Teck Resources Limited, TELUS Corporation, Thompson Reuters Corporation, Tim Hortons Inc., Toronto- Dominion Bank, Transalta Corporation, TransCanada Corporation, Yamana Gold Inc.

Comparator group data is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary, short-term, medium-term and long-term incentives) for the Company’s senior executive team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits). Each compensation element for each NEO is reviewed against the 50th percentile (“P50”), the 75th percentile (“P75”) and the 90th percentile (“P90”) for comparable positions within the comparator groups. In line with the Company’s pay-for-performance philosophy, it seeks to pay base salary at P60, and total compensation at P75 for successful performance. This places increased emphasis on incentive of “at-risk” compensation. Where executive performance is below expectations, total compensation would be lower relative to the market; where executives achieve exceptional results, it could result in total compensation at P90. However, in all cases the comparator data is used as a reference and guideline.

b)           Compensation Elements and Mix – see details in Section 4

To meet the objectives set out above, Kinross has chosen to use a variety of forms of compensation, including base pay and at-risk compensation (short-term, medium-term and long-term incentives), as well as pension and benefits. Kinross believes this mix will enable us to attract and retain top caliber executives, better link senior executive compensation to Company performance as well as motivate senior executives to achieve exceptional levels of performance.

This mix is reviewed on a regular basis, and adjustments made as necessary. For example, in 2009, Kinross increased the weighting on performance-based RSUs within the Company’s equity grant to 20% of the total equity grant based on a review of competitor practices, and to further emphasize the link between compensation and performance – and this weighting was maintained for equity granted with respect to 2010. In addition, following a review of market practice in 2010, the decision was made to move to a seven-year term for Options effective with the February 2011 grants, to better align with market practice and place a greater emphasis on long-term performance. The following table summarizes the compensation elements that applied to Kinross’ Named Executive Officers (or NEOs) in 2010.

Compensation Element	Form	Period	Determination for NEOs
Base Salary	Cash (page 32)	One year	Based on role, market comparators, internal equity, individual experience and performance.
Short-Term Incentive	Cash (page 33)	One year	Target award is based on market comparators and internal equity. Actual awards are based on Company (60%) and individual (40%) performance.
Medium-Term Incentive	Restricted Share Units (RSUs) (pages 34-35)	Three years; Vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance. RSUs made up approximately 40% of the 2010 aggregate medium-term and long-term incentive award.

	Restricted Performance Share Units (RPSUs) (pages 35-36)	Three years; Vest at end of three years, based on achievement of targets	Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance.
Final payout is based on Company performance relative to four key measures: relative total shareholder return; production, costs and reserves & resources.
For the 2010 grant, RPSUs made up approximately 20% of the aggregate medium-term and long-term incentive award.

Compensation Element	Form	Period	Determination for NEOs
Long-Term Incentive	Options (pages 37-38)	Seven year term Vest in thirds over three years	Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance.
For the 2010 grant, Options made up approximately 40% of the aggregate medium-term and long-term incentive award.
Employee Benefits and Perquisites	Employee Benefit Plans (page 38)	Ongoing	Based on market comparators.
Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, and other benefits.
	Employee Share Purchase Plan (pages 38-39)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the Company on a quarterly basis.
Retirement Allowance	Executive Retirement Allowance Plan (page 39)	Ongoing	Based on market comparators. 15% of base salary and target bonus, accrued quarterly.

The mix in direct compensation achieved in 2010 for Kinross’ Chief Executive Officer, and the average mix for the other NEOs is set out below.

2010 Compensation Mix - CEO
Tye W. Burt	Actual
Base Salary	$1,360,000
Short Term Incentive	$2,790,000
RSUs	$1,500,000
RPSUs	$1,500,000
Options	$1,150,000

2010 Average Compensation Mix
NEOs	Actual
Base Salary	$546,250
Short Term Incentive	$1,123,000
RSUs	$650,987
RPSUs	$312,368
Options	$634,054

c)           Executive Share Ownership

An important objective of Kinross’ executive compensation plan is to “Align executives with the interests of shareholders by encouraging them to hold Common Shares and RSUs, and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders”. To support this objective, Kinross not only provides medium-term and long-term equity compensation, but in December 2006, Kinross implemented a share ownership policy for its senior executives. This policy was reviewed and updated in February 2008 (the “2008 share ownership policy”), resulting in an increase to the share ownership requirements. As of December 31, 2010, all of Kinross’ NEOs have met or exceeded their share ownership requirements.

The 2008 share ownership policy requires NEOs and certain other senior executives to hold a minimum value in Common Shares and/or RSUs (but not RPSUs or Options), determined as a multiple of his/her average year-end base salary for the most recent three years (“Average Salary”). These minimum requirements are as follows:

●	President and CEO:	5 times Average Salary
●	Other NEOs:	3 times Average Salary

The value held is determined as the greater of book value or market value of the Common Shares and/or RSUs. Senior executives must meet the 2008 share ownership policy requirement within three years of being hired or, for those senior executives hired before the policy was updated, within three years of the effective date of the 2008 policy. No change is planned to the Kinross share ownership policy in 2011.

The following table shows the status of each of the NEO’s holdings relative to the share ownership requirements as of December 31, 2010.

Share Ownership Requirements

	Eligible Share Holdings(1)		2010 Share Ownership(1)(2)(4)
Name	Units (#)	Value ($)(3)	Required Multiple of Average Salary	Required Value ($)	Holdings Multiple of Average Salary	Multiple of Requirement Met
Tye W. Burt	713,264	$13,487,822	5x	$6,433,333	10.5	2.1
Thomas M. Boehlert	127,205	$2,405,447	3x	$1,900,000	3.8	1.3
J. Paul Rollinson	95,654	$1,808,817	3x	$1,600,000	3.4	1.1
Geoffrey P. Gold	128,008	$2,420,631	3x	$1,510,000	4.8	1.6
James Crossland	78,873	$1,491,488	3x	$1,350,000	3.3	1.1

(1) Common Shares and RSUs (but not RPSUs or Options).
(2) Average year end base salary for the years 2008, 2009 and 2010.
(3) Based on the Common Share price on the TSX on December 31, 2010 of $18.91.

(d) Compensation Approval Process

To ensure alignment with Kinross’ “pay-for-performance” philosophy, approval of executive compensation is dependent on an assessment of Company and individual performance. The Human Resources Compensation and Nominating Committee (or HRCNC) approves and makes recommendations to the Board on compensation. The annual cycle to measure performance, then determine and approve executive compensation is as follows:

Company 4PP
●	Annual Four Point Plan developed by management based on Kinross Strategic Plan, and approved by the Board
●	Company objectives cascaded to establish Regional, Site, Department and Individual objectives

Performance
●	Executives and employees strive to achieve Company, Department and Individual objectives; receive feedback on performance	Comparator Group
		●	Validation of companies in comparator group to ensure they continue to meet criteria – Approval by HRCNC

Year End Assessment - Internal		Competitor Data & Executive Holdings
●	Management assesses performance against Company and Department objectives	●	Compilation and review by HRCNC of previous year compensation awards by companies in Comparator Groups
●	CEO assesses performance of direct reports against individual objectives	●	Review of current executive equity holdings
●	Board reviews CEO’s individual performance
Market Trends
Year End Assessment - External		●	Review of current market trends, LTI mix, and elements of executive compensation by management and the HRCNC
●	Management assesses Company performance relative to key industry competitors

HRCNC Approval
●	HRCNC reviews Company performance against objectives	Compensation Recommendations
● ●	HRCNC reviews Company performance relative to key competitors HRCNC approves Company performance rating	●	Preparation of initial compensation recommendations for executives based on performance and market data
●	HRCNC approves CEO and NEO performance rating

Review of Recommendations
		●	HRCNC reviews management recommendations and input from independent consultant, and provides counsel to the Board

Board Approval of Compensation
		●	Board approves executive compensation based on HRCNC recommendations

While the emphasis is on actual and relative performance as well as competitive market data as outlined above, the CEO and HRCNC may also exercise discretion when considering compensation decisions to reflect extraordinary events and prevailing circumstances and market conditions. In 2010 the HRCNC used discretion in adjusting pay mix for executives. See commentary in section 2d) Individual Performance Measures for Named Executive Officers.

Each year, the HRCNC also completes a risk review of the compensation programs for executives and other employees. This includes a review of both the performance measures and incentive plan designs to assess whether they collectively provide a balanced approach to risk, and to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud. Based on its 2010 risk review, the HRCNC concluded that the Company’s performance metrics and compensation programs do not encourage excessive or inappropriate risk-taking.

Details of the compensation granted to the NEOs are reported in Section 5 “Executive Compensation – Key Summary Tables” commencing on page 40.

Compensation Consultant

The HRCNC independently retained Mercer (Canada) Limited (“Mercer”) as an advisor. In respect of fiscal 2010, Mercer conducted a competitive market benchmarking analysis for the Named Executive Officers, the independent Directors and prepared an analysis with regard to transaction related incentives. Mercer attended all or part of seven HRCNC meetings. Although Mercer provides advice to the HRCNC, the decisions reached by the HRCNC may reflect factors and considerations other than the information and recommendations provided by Mercer. The fees paid to Mercer for these services in 2010 were $67,665 (excluding applicable taxes). In addition, globally, Kinross purchased published surveys and related services from Mercer in 2010, for which Mercer received an additional $43,665.00 (excluding taxes) in fees.

(e) Pay for Performance

To ensure a strong linkage between pay and performance (both individual and Company; absolute and relative), the following calculations are used to determine the initial compensation recommendations for NEOs, (after which the CEO and HRCNC retain the discretion to make adjustments based on pay mix, internal equity, and retention as well as extraordinary circumstances):

The performance multiplier drives Short Term and Total Direct Compensation. The value of Total Medium and Long Term incentives is calculated as the difference between Total Cash compensation (the sum of base salary and the short term incentive) and target Total Compensation. The value ranges for each of these elements is shown below:

Element	Value Ranges
Target Incentive	CEO: 200% of base salary
NEOs:150% of base salary

Performance Multiplier	0 – 150%
(Company and
Individual)

Medium-Term and		Target Market Percentile for Total
Long- Term Incentive,	Performance Multiplier	Compensation
and Total	Less than 70%	Less than 50th
Compensation	70 – 90%	50 – 60th
	95 – 110%	75th
	120 – 150%	90th

2.           2010 Company Performance

a)           Objectives

A substantial portion of Kinross’ executives’ compensation is linked to the Company’s performance. Annual Company performance objectives are approved by the Board and linked to the Company’s strategy of leading the world in generating value through responsible mining. In determining Company performance, the Board looks at performance against operating objectives, Kinross’ performance relative to its gold mining competitors and total Shareholder returns.

In 2010 the executive team was focused on transforming Kinross’ portfolio of assets to deliver growth in production in both the short term and long term, while continuing to maintain and improve the operating performance of existing mines.

Kinross’ annual operating performance objectives are laid out in its Four-Point Plan. Each ‘pillar’ of the plan defines a key set of objectives that are critical in furthering the Company’s strategy. More detailed tactics and objectives are cascaded through the organization to ensure alignment around performance objectives. Measures of performance are both objective and subjective. In determining overall company performance the objectives of ‘Deliver Mine and Financial Performance’ and ‘Deliver Future Value’ are each weighted 30% and ‘Best Talent, Best Teams’ and ‘Elevate the Kinross Way’ are each weighted 20%.

For 2010 these ‘pillars’ were:

Pillar	Objectives Include		Performance Measure / Milestone
Deliver Mine and Financial Performance	●	Ensure all mining operations meet their production and cost commitments	●	2.2 M gold equivalent ounces produced per guidance (without Red Back Africa operations)
			●	$460-490 cost of sales per equivalent ounce (per January 2010 guidance)
	●	Increase organic reserves by 3 million ounces	●	Reserves growth
	●	Deliver cost reductions through continuous improvement	●	Operating cash flow per Share

Best Talent, Best Teams	●	Attract and retain the best people	●	Key positions filled
	●	Train and develop Kinross’ leaders	●	Leadership Development programs delivered
	●	Deploy common global performance management standards	●	Performance management system deployed

Elevate the Kinross Way	●	Lead the industry in environment, health and safety	●	Safety frequency rates

	●	Lead the industry in corporate responsibility	●	Corporate Social Responsibility report published

	●	Implement common business process and IT systems	●	Effective processes and systems deployed per milestones and budget

	●	Implement International Financial Reporting Standards (“IFRS”)	●	Successful implementation of IFRS

	●	Enhanced governance practices	●	Maintain governance rankings in top 33% of Globe and Mail ranking.

Deliver Future Value	●	Upgrade Kinross’ exploration pipeline	●	Complete exploration programs in targeted geographies
	●	Capitalize on new market opportunities and optimize Kinross’ portfolio consistent with its strategy	●	Advance exploration projects on Kinross’ mine sites and near-mine
	●	Deliver on major construction and development projects	●	Complete accretive acquisitions that deliver future growth
			●	Execute on selected divestitures
			●	Project milestones delivered

b)    Company Performance Graph

The following performance graph shows the cumulative return over the five-year period ended December 31, 2010 for Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Gold Index. The graph and the table below show what a $100 investment made at the end of 2005 in Common Shares, the S&P/TSX Composite Index or the S&P/TSX Gold Index would be worth every year and at the end of the five-year period following the initial investment.

Total shareholder returns decreased from 2009 to 2010, however Kinross showed strong returns over the five-year period ending in 2010 and exceeded returns from the S&P/TSX Composite Index. One year, three year and five year returns were all positive at 3.6%, 4.6%, and 109% respectively.

	2005	2006	2007	2008	2009	2010
KINROSS GOLD CORPORATION	100	128.68	170.39	210.38	181.93	178.65
S&P/TSX COMPOSITE INDEX	100	117.26	128.80	86.28	116.52	137.10
S&P/TSX GOLD INDEX	100	128.03	135.36	141.19	150.13	190.53

Positive trends in the Company’s total Shareholder return year-over-year were reflected in overall corporate ratings which were above target and resulted in increases in compensation for NEOs from 2005 – 2008. In 2009, aggregate total compensation for NEOs decreased 22% from 2008 levels due to lower total Shareholder returns and other operating performance results. Share performance from 2009 to 2010 was slightly reduced, however, five year returns were very positive. Total compensation for the NEOs increased 23% in U.S. dollars (and 11% in Canadian dollars, refer to footnote 2 of the Summary Compensation Table on page 40) in 2010 due to solid Company operating performance and the execution of multiple transactions that transformed the Company’s growth profile. The Company also made divestures at significantly positive returns in 2010.

		Total Compensation for	Total Compensation for Named
	Total Compensation for	Named Executive Officers as	Executive Officers as a % of
	Named Executive Officers	a % of Operating Earnings	Common Shareholder Equity
	($US)	($US)	($US)
2010	$22,934,300	2.64%	0.17%
2009	$18,617,951	2.88%	0.33%
Change	$4,316,349	-0.24%	-0.16%

c)    Performance Targets and Results

In 2010, with the approval of the Board , the Company executed multiple transactions that exceeded objectives and transformed the Company. The largest of these transactions was the acquisition of Red Back in September which required positive shareholder votes from both companies’ shareholders and followed months of extensive due diligence and negotiations. In addition, multiple other acquisitions and divestitures were executed. As a result of all these transactions Kinross is a larger, well established gold producer with long term growth prospects: as of December 31, 2010 Kinross had a market capitalization of approximately US$21.5 billion on the NYSE and for the first time, revenues exceeded US$3 billion and adjusted operating cash flow exceeded US$1 billion.

Kinross finished 2010 strongly with record production, revenue, margins, cash flow and earnings for the full year. Gold ounces produced and cost per ounce met guidance for 2010. Estimated proven and probable gold reserves declared increased significantly in 2010. Despite this strong operational performance total shareholder returns for 2010 were 3.6%, higher returns were realized by gold competitors, TSX 60 companies and gold indices. The issuance of Shares required to complete the Red Back acquisition had a short term dilutive effect on earnings and cash flow per Share as well as Share price. However, this acquisition is expected to be highly accretive in the longer term. The table below summarizes the Company’s 2010 performance targets and actual results as at December 31, 2010. In 2010, Kinross’ senior executive team was evaluated and compensated against these performance objectives and, as is evident below; significant progress was made in the Company’s operating objectives.

Pillar	Performance Measure		2010 Year End Results included:
Deliver Mine and Financial Performance	●	Gold equivalent ounces produced	●	2,197,195 ounces of attributable gold equivalent production met guidance. The acquisition of Red Back mines added an additional 136,909 attributable gold equivalent ounces to 2010 production1

	●	Cost of sales per equivalent ounce	●	Attributable cost of sales per equivalent ounce sold increased 16% over 2009 to US$5081 (inclusive of a full year Red Back purchase accounting increase of $51)

	●	Operating cash flow	●	Adjusted operating cash flow increased 16% over 2009 to US$1,091.2M1

	●	Reserves growth	●	Proven and probable reserves grew 23% over 2009 to 62.4 million ounces2

Best Talent, Best Teams	●	Key positions filled	●	Filled over 1100 positions globally and successfully recruited new EVP and Chief Operating Officer

		Leadership Development programs delivered	●	3 new Leadership Development programs delivered. Over 500 managers have completed the Company-wide leadership development program to date – including over 130 who attended in 2010

			●	Successfully negotiated three year employee agreement with unions at Maricunga without any disruption to operations

Elevate the Kinross Way	●	Safety frequency rates	●
Improved year over year performance in Total Medical Injury Frequency Rate (TMIFR) by 16% to 0.69, the sixth consecutive year of reductions in TMIFR; while Lost Time Injury frequency increased from a five year low of 0.15 in 2009 to 0.21 in 2010

	●	Corporate Responsibility strategy implementation	●	Published second Kinross Corporate Social Responsibility Report which received an “A” rating from the Global Reporting Initiative

			●	Named one of “Canada’s Top 50 Socially Responsible Corporations” and one of the “Best 50 Corporate Citizens in Canada” by Corporate Knights magazine

			●	Named to Dow Jones Sustainability North America Index

	●	Effective processes and systems	●
Initiated a two year program to deploy new management information and operating reporting systems at multiple sites improving business process effectiveness and increasing efficiency. Met all key milestones, under budget in the first year

			●	IFRS changeover project plan executed successfully with all key milestones and objectives, including training program, completed on time and on budget

	●	Enhanced governance practices	●	Ranked in top 18% (33 of 187) in the Globe and Mail governance rankings; exceeding objective

			●	Maintained “A” rating on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness

Deliver Future Value	●	Complete exploration programs in targeted geographies	●	Exploration program active on 44 mine site, near-mine and greenfield projects with a total of 375,084 meters drilled

	●	Advance exploration projects on Kinross’ mine sites and near-mine
Aggressive technical and exploration work at Tasiast resulted in estimated gold reserves of 7.6 million ounces, estimated measured and indicated gold reserves of 2.1 million ounces and estimated inferred gold resources of 8.6 million ounces declared at Tasiast at year end2

Pillar	Performance Measure		2010 Year End Results included:
Deliver Future Value	●	Complete accretive acquisitions	●	Multiple successful transactions that transformed the Company:

(continued)				o
Combination with Red Back after successful votes from both companies’ shareholders; adding 2 operating mines, 1500 employees and a growth project to the portfolio. Combined market capitalization of both companies at closing was approximately US$20 billion at closing.

				o	Divestiture of 25% of Cerro Casale.
				o	Acquisition of Underworld Resources.
				o	Sale of equity interest in Harry Winston Diamond Corp. and indirect interest in Diavik Diamond Mines.
				o	Received approval from the Russian State. Commission for the Control of Foreign Investments to acquire 100% of the shares of Northern Gold (owner of the Dvoinoye gold and silver deposit).
				o	Acquired B2Gold’s rights to an interest in Kupol East and West exploration licenses.
				o	Sold stake in Osisko Mining Corp.

			●	Company was appointed to Russia’s Foreign Investment Advisory Council (FIAC) – the only Canadian company appointed to the council

	●	Project milestones delivered	●	Met major milestones on key projects:

				o	Completed scoping study at Tasiast

				o	Geotechnical and drilling permits approved as well as EIA for the advanced exploration decline at Fruta del Norte in Ecuador; pre-feasibility study completed.

				o	Met key milestones and permitting for commissioning in 2011 of 3rd ball mill at Paracatu.

				o	Pre-feasibility study completed for Lobo Marte.

Completed scoping study at Dvoinoye.

(1)
For further information regarding the Company’s 2010 results and for reconciliation of non-GAAP measures, please refer to Kinross’ 2010 fiscal year-ended results, as released February 16, 2011 and on the Company’s web site at www.kinross.com.

(2)
For further information regarding the Company’s mineral reserves and mineral resources, please refer to Kinross’ Mineral Reserve and Resource Statement at December 31, 2010, as released February 16, 2011, which can be found in the Company’s most recently filed Annual Information Form filed on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com.

(3)
Attributable cost of sales per ounce and adjusted operating cash flow are non-GAAP measures. Please refer to Kinross’ fourth quarter results, as released February 16, 2011 and on the Company’s website at www.kinross.com for definitions and reconciliations of non-GAAP measures.

The assessment of Company performance is not solely a formulaic process and judgment is exercised in determining the corporate performance multiplier to be applied in calculating short-term incentive. Based on Company performance as outlined above, an initial performance multiplier of 120% was calculated as follows:

Four-Point Plan Summary	% of Achievement	Weighting	Score

Overall Mine and Financial Performance	118%	30%

Overall Best Talent, Best Teams	113%	20%

Overall Elevate the “Kinross Way”	117%	20%

Overall Drive Future Value	128%	30%

Company Performance Multiplier			120%

However, the multiplier was reduced by 10% due to 2010 total Shareholder returns vs. competitors, and a final Company performance multiplier of 110% was approved by the Board. This multiplier is higher than the rating approved in 2009 based on improved operational performance and transformational transactions completed. Company performance multipliers can range from 0% to 150%. The Company performance multiplier impacts CEO and NEO short-term incentive calculations by approximately 60%.

d)    Individual Performance Measures for Named Executive Officers

For each senior executive officer, the individual performance component of the short-term incentive is weighted approximately 40% in determining short-term incentive payouts. Individual performance multipliers were determined based on the accomplishments described below. Individual performance factors for the CEO are determined by the Board. The CEO recommends performance evaluations for the NEOs to the HRCNC for approval based on their performance against individual objectives and their contribution to overall Company performance. The CEO and HRCNC also retain the right to exercise discretion when making incentive compensation decisions to reflect extraordinary events, and prevailing circumstances and market conditions.

In 2010, the short-term incentive target for the CEO was 200% of base salary, while the target for other NEOs was 150% of base salary.

Tye W. Burt – President and Chief Executive Officer

The HRCNC reviewed the CEO’s performance in 2010. Based solely on the fact that Mr Burt’s accomplishments in 2010 exceeded all internal objectives, the HRCNC concluded that an individual performance multiplier of 115% was warranted, which would have resulted in a significant increase to Mr. Burt’s compensation over 2009. Mr. Burt, however, recommended against such an increase since total Shareholder returns have not yet improved relative to competitive benchmarks. Mr. Burt’s performance targets for coming years will include leading the company to deliver on the returns to Shareholders committed at the time of these acquisitions. After taking into account Mr. Burt’s recommendation and other factors, the HRCNC recommended, and the Board of Directors approved, holding total direct compensation for Mr. Burt to 2009 levels.

In 2010, Mr. Burt’s objectives included: oversight and negotiation of the strategic acquisitions, investments, and divestitures necessary to re-establish industry growth leadership; leading Shareholder marketing efforts; enhancing investor, public and government relations; leading the development and implementation of the Company’s Strategic Plan; providing direction and leadership in respect of the Company’s values, annual Four-Point Plan and various operating initiatives. Other key objectives in 2010 included: achieving superior Shareholder returns; demonstrating continued industry leadership in operating performance; enhancing Kinross’ reputation as a socially responsible corporate citizen; and implementing people leadership initiatives globally.

Mr. Burt’s accomplishments in 2010 included:

●	Led a year of transformational transactions at Kinross, re-positioning the Company for industry-leading growth. Recognition for these deals include:
	■	Mining Journal’s 2010 Outstanding Achievement Awards:
		—	Deal of the Year (for the acquisition of Red Back)
		—	Exploration Project of the Year (for the White Gold project acquired with Underworld Resources)
	■	Listed Magazine’s Deal of the Year (for the acquisition of Red Back)
	■	Canadian Deal Makers 2010 Mining Industry Award for the acquisition of Red Back.

●	Achieved revenues exceeding US$3 billion and adjusted operating cash flow exceeding US$1 billion for the first time in company history

●	Recorded an increase in adjusted net earnings of 57% over 2009

●	Delivered five year total shareholder returns of 109%, ranking third out of seven major gold producers for the same period and outperforming the S&P / TSX Composite index and the S&P 500 Index

●	Recorded five year adjusted operating cash flow per Share compound annual growth of 21%

●	Increased proven and probable gold reserves by 23% to over 62 million oz

●	Achieved margins of US$683 per oz., sold a 29% increase over 2009

●	Met production guidance of 2.2 million gold equivalent ounces (excluding production from Red Back Mines)

●	Negotiated (including a prior US$580 million private placement) Red Back US$7.4 billion acquisition and achieved successful shareholder vote at Red Back and Kinross

●	Acquired Dvoinoye, becoming the first foreign mining company in Russia to receive government approval for 100% ownership of an asset classified as strategic

●	Sold half of Kinross’ 50% interest in Cerro Casale in Chile, scaling the project to a more optimal size in the Kinross portfolio

●	Acquired Underworld Resources in Canada for $130 million

●	Sold 19% interest in Harry Winston Diamond Corp. and indirect interest in Diavik Diamond Mines for significant upside for Shareholders

●	Acquired B2Gold’s rights to an interest in Kupol East and West exploration licenses in Russia

●	Junior equity investment pipeline realized strong positive returns

●	Reduced Total Medical Injury Frequency by 40% over 2009 (6th consecutive year of reductions)

●	Successfully appointed senior leaders Brant Hinze EVP and COO and significantly strengthened our project and operations teams across the company

●	Named to Foreign Investment Advisory Council for the Russian Federation

In fulfilling his responsibilities as the only executive Director on the Board, Mr. Burt’s accomplishments included recommending key management decisions; assisting with various Board initiatives; maintaining strategic industry, regional, government and stakeholder relationships; and providing leadership on the hiring and development of the senior leadership team.

Thomas M. Boehlert - Executive Vice-President and Chief Financial Officer

As previously reported by the Company on March 7, 2011, Mr. Boehlert departed the Company on mutually agreed terms to pursue other opportunities. Mr. Boehlert was given an individual performance multiplier recognizing his accomplishments in 2010 and was compensated accordingly.

Mr. Boehlert’s key objectives in 2010 included: enhancing overall Company reporting and control processes; advancing supply chain strategy and key performance indicators; implementing a system for consolidated financial reporting; implementing the IFRS conversion project; successfully managing liquidity and financing for the Company.

Mr. Boehlert’s accomplishments included:

●	Designed and implemented a common capital efficiency framework and assessment methodology in order to prioritize and maximize financial benefit of all spending across the Company.

●	Completed and rolled out global supply chain policies and procedures and negotiated a number of key contracts.

●	Enhanced enterprise risk management system and trained users across the Company.

●
Increased revolving credit and letter of credit facilities, initiated discussions with rating agencies regarding a corporate credit rating, began discussions with financial institutions regarding refinancing Kupol and a new revolving credit facility. Assessed long-term financing and liquidity plans in support of the company’s growing capital investment program.

●	Successfully completing Company-wide transition project milestones from Canadian GAAP to IFRS;

●	Substantially reducing the consolidation timetable while at the same time improving the quality of financial reporting.

●	Integrated Red Back into the financial consolidation system within 30 days of closing.

J. Paul Rollinson – Executive Vice-President, Corporate Development

Mr. Rollinson’s individual performance multiplier for 2010, approved by the HRCNC, was 120%. The HRCNC also approved an additional short-term incentive payout and equity grant in recognition of his instrumental role in negotiating and executing on multiple complex and significant transactions during the year.

Throughout 2010, Mr. Rollinson’s key objectives included: driving Kinross’ acquisitions strategy; optimizing the Kinross portfolio of mining assets through the acquisition of quality new growth opportunities and disposal of non-core assets; managing of the Kinross portfolio of investments in junior mining equities.

Mr. Rollinson’s accomplishments in 2010 included:

●
Major acquisition of Red Back was well executed and the deal was recognized by the Canadian Dealmakers with the ‘Mining Industry Award’, Mining Journal’s Outstanding Achievement Awards and Listed Magazine’s ‘Deal of the Year’.

●	Co-ordinated rapid Red Back integration

●	Lead the following transactions:

	●	Divestiture of 25% of Cerro Casale
	●	Acquisition of Underworld Resources –White Gold recognized as ‘Exploration Project of the Year’ by the Mining Journal
	●	Sale of equity interest in Harry Winston Diamond Corp. and indirect interest in Diavik Diamond Mines
	●	Received approval from the Russian State Commission for the Control of Foreign investments to acquire 100% of the shares of Northern Gold (owner of the Dvoinoye gold and silver deposit)
	●	Acquired B2Gold’s rights to an interest in Kupol East and West exploration licenses
	●	Sale of interest in Osisko Mining Corp.

●	Significant positive returns were achieved on the Kinross Junior Equity investments portfolio

Geoffrey P. Gold – Executive Vice-President and Chief Legal Officer

Mr. Gold’s individual performance multiplier for 2010, approved by the HRCNC, was 120%. The HRCNC also approved an additional short term incentive payout and equity grant in recognition of his instrumental legal leadership role in the successful legal diligence, negotiation, agreement drafting and execution of multiple, complex transactions undertaken during the year.

As Executive Vice President and Chief Legal Officer, Mr. Gold’s key objectives for 2010 included: providing legal leadership and support for a variety of corporate acquisitions and divestitures; the oversight and enhancement of the Company’s governance practices in the areas of compliance (including regional and subsidiary compliance), litigation management, continuous disclosure obligations and core policy enhancement, development, implementation and education; and maximizing the value and efficiency of the Company’s legal resources through strategic hires and the management and retention of both internal and external counsel.

Mr. Gold’s 2010 accomplishments included:

Providing legal leadership and negotiation support for multiple complex and significant transactions in 2010 including:

●	Red Back acquisition

●	Harry Winston and Diavik mine divestiture

●	Divestiture of 25% interest in Cerro Casale

●	Acquisition of Underworld Resources

●	Closing of Dvoinoye acquisition

●	Acquisition of B2Gold’s interest in the Kupol East and West licenses

In addition Mr. Gold provided legal leadership and support for a variety of key matters including:

●	various capital structure and liquidity intiatives

●	permitting and project initiatives

●	successful appeal and/or settlement of various litigation matters in Brazil

●
enhancement of governance practices in the policy and continuous disclosure areas that helped contribute to the Company’s ranking in the top 18% of the Globe And Mail’s Board Games governance rankings and maintained “A” rating on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness.

James Crossland – Executive Vice-President, External Relations and Corporate Responsibility

Mr. Crossland’s individual performance multiplier for 2010, approved by the HRCNC, was 110%. The HRCNC also approved an additional short-term incentive payout in recognition of his significant involvement in due diligence on multiple transactions, the notable progress made on major permits and the external recognition received for Kinross’ leadership in corporate responsibility.

As Executive Vice-President, External Relations and Corporate Responsibility, Mr. Crossland’s key objectives in 2010 included: securing all permits for projects as required, setting companywide strategy and standards for corporate responsibility and publishing the Kinross Corporate Responsibility report, setting environmental standards and auditing for adherence, government relations strategy and implementation; media relations and external communications standards and policies including publishing the annual report, and companywide internal communications.

Mr. Crossland’s 2010 accomplishments included:

●	Obtaining all permits and government authorizations necessary to advance the FDN, Lobo-Marte, Dvoinoye, Fort Knox Heap Leach and Round Mountain expansion projects.

●	Supporting the Company’s participation as a newly-appointed member of the Russian Federation’s Foreign Investment Advisory Council (“FIAC”), chaired by Prime Minister Putin.

●
Implementing a comprehensive Corporate Responsibility (“CR”) strategy, including development of Site Responsibility Plans at all sites. These and other efforts led to the Company being named one of Canada’s top 50 most responsible companies in Maclean’s and Corporate Knights magazines.

●	Participating in political, regulatory and permitting-related due diligence efforts in support of the Red Back Transaction.

●	Overseeing the publication of the Company’s second Corporate Responsibility Report, which obtained an “A” grade according to the Global Reporting Initiative (“GRI”).

●	Leading efforts to secure the Company’s listing for the first time on the Dow Jones Sustainability North America Index and continued listing on the Jantzi Social Index.”

Summary

Overall, for all NEOs, based on the Company and individual performance multipliers, aggregate 2010 short-term incentive payments were up 33% relative to 2009. Individual performance was a key factor in determining total direct compensation (base salary plus short-term, medium-term and long-term incentives) for the NEOs. This resulted in a year-over-year increase of 11%, in aggregate total direct compensation relative to 2009.

3.	2010 Activities of the Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC) is responsible for making recommendations to the Board respecting, among other things, the compensation of officers and employees of Kinross. The HRCNC reviews compensation payable to officers and employees and recommends changes with a view to providing competitive compensation programs which attract, motivate and retain high-caliber individuals. The HRCNC also reviews succession plans for senior executives and the President and CEO.

The HRCNC met 8 times in 2010, including 5 in-camera meetings, and 2 times in 2011, including an in-camera meeting in respect of 2010 compensation matters.

In fulfilling its mandate in 2010 with respect to total compensation, the HRCNC:

●	reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year;

●	reviewed the existing compensation model including the philosophy, methodology and program design; examined the three comparator groups to ensure they were appropriate;

●	reviewed Long-Term Incentive Plan program attributes including mix of Restricted Share Units , Options and Restricted Performance Share Units versus comparator groups;

●
compared Kinross’ performance relative to the comparator groups and benchmarks; and completed an assessment of performance results relative to the Strategic Plan of the Company and the annual Four-Point Plan;

●	reviewed succession plans for the CEO and senior leadership team and identified internal and external candidates for each position;

●
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the President and CEO and other members of the senior leadership team and monitored and evaluated the performance of the President and CEO and other members of the senior leadership team;

●	reviewed compensation programs to ensure that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud;

●	recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the Board for approval;

●	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters.

In 2010, the HRCNC reviewed the Company’s compensation model versus objectives and market practices and made a change to the stock option plan by extending the life of Options to seven years. This change was made to align with market practice. Details of this change are in the Medium-Term and Long-Term Incentive section commencing on page 33. In all other aspects the HRCNC concluded that the Company’s compensation model in 2010 met its stated objectives. The HRCNC will examine the model every year to ensure it continues to be effective.

The mandate of the HRCNC is described on page 53.

4. Compensation Elements

a) Base Salary

To attract and retain high-performing senior executive talent, Kinross targets base salaries between the 60th and 75th percentiles of the relevant market comparator groups.

Base salaries paid to individual executives reflect:

●	the scope, complexity and responsibility of the position;
●	salary levels for similar positions in Kinross’ market comparator groups;
●	the executive’s previous experience; and
●	the executive’s performance.

Each year, Kinross reviews competitive market data, and complete individual performance assessments. Where necessary, base salaries are adjusted to ensure they reflect individual performance and remain competitive in the market.

In 2010, base salaries for the NEOs increased over 2009 by 0%-9%. For 2011, increases approved for the NEOs range from 0% to 4%, reflecting 2010 executive performance, as well as current market pay for those roles.

b) Short-Term Incentive

Kinross’ Short-Term Incentive plan covers salaried employees across the Company and is designed to reward Company, site / region and individual performance in the most recent fiscal year. NEO Short-Term Incentives are calculated as follows:

Short-Term Incentive targets are reviewed regularly against competitive market data, and for internal alignment. These targets are set at a level that supports 75th percentile pay for successful performance.

Each year, the Board reviews Company performance with respect to the Company’s Strategic Plan, the corporate objectives in the Four-Point Plan, and the Company’s relative performance compared to its competitors. They then determine the Company performance multiplier which will apply to all participating employees, and can range from 0 – 150%. For senior executives, the Company component makes up approximately 60% of their total Short-Term Incentive. This weighting varies by level across the organization. For 2010, the Board approved a Company performance multiplier of 110% (for details, see Section 2(c), on page 27).The remaining 40% of the Short-Term Incentive is based on individual performance. The CEO reviews each senior executive’s individual performance for the year in the areas of leadership, team and individual performance against individual objectives aligned to the Four-Point Plan, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO’s performance is completed by the HRCNC. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied.

Once the Short-Term Incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, with adjustments made to the formula for Short-Term Incentive and/or planned equity awards to ensure an appropriate balance between cash and equity is achieved for each NEO. In addition, the CEO and HRCNC retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity. The CEO and HRCNC also retain the right to exercise discretion when making Short-Term Incentive compensation decisions to reflect extraordinary events, and prevailing circumstances and market conditions. In 2010, adjustments were made to ensure the Short-Term, Medium- Term, and Long-Term Incentive awards would fully reflect the year’s achievements, including the significant transactions which took place during the year.

c) Medium-Term and Long-Term Incentives

Kinross provides both Medium-Term and Long-Term equity Incentive arrangements with the following objectives:

(i)	align the interests of executives with those of Shareholders;
(ii)	focus efforts on improving Shareholder value and the Company’s long-term financial strength;
(iii)	reward high-levels of performance;
(iv)	provide incentive for high levels of future performance;
(v)	provide a retention incentive to continue employment with the Company by providing executive officers with an increased financial interest in the Company.

Since 2001, Kinross’ equity incentive arrangements have included both Restricted Share Units and Options, as these are well aligned with the above objectives. In response to market shifts and to further reinforce Kinross’ objectives and the Kinross values, in 2008 Kinross added Restricted Performance Share Units to its Medium-Term equity incentive arrangements.

Medium-Term and Long-Term Incentives are granted on hire, on promotion, and as part of the Company’s annual performance and compensation review. In determining eligibility and target grant levels for Medium-Term and Long-Term Incentives, the HRCNC considers competitive market practices, as well as internal equity and the value of different roles to the organization. The value of an individual’s actual annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors, and contribution to the Company. For senior executives, existing holdings and previous awards, individual and Company performance, and the appropriate mix of cash versus equity are also taken into account and balanced against comparator group practices in determining the total value of the annual grant. The CEO and HRCNC may exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan. Each year the HRCNC reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed. For the 2009 grant (granted February 2010), the HRCNC made a decision to enhance the emphasis on performance-based equity by increasing the weighting on RPSUs for senior executives, and this same weighting was maintained for the 2010 grant (granted February 2011). The breakdown of the 2010 grant for senior executives is as follows:

●	40% RSUs
●	40% Options
●	20% RPSUs

In 2009, Kinross implemented an automatic securities disposition plan (“ASDP”) to provide an opportunity for certain of its senior executives to sell a portion of the Common Shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy. Executives make an election to participate in the ASDP, and may only participate if they meet Kinross’ minimum share ownership requirements (outlined previously). The ASDP enables participating executives to sell on an automatic basis up to 25% of the Common Shares issuable to them following vesting of their RSUs. These Common Shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are meaningful restrictions on executive’s ability to modify or terminate their participation in the ASDP. In 2010, Mr. Burt and Mr. Rollinson participated in the ASDP.

When new stock option awards are granted, the HRCNC considers among other things, all outstanding awards, including awards issued in the prior year.

Restricted Share Units

Restricted Share Units (or RSUs) are granted under the Kinross Restricted Share Plan. The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing Share price of the day prior to grant. Each RSU is exercisable for one Common Share, without payment of additional consideration following the expiry of a restricted period established at the time of grant.

Key terms under the Restricted Share Plan that apply to all grants of RSUs include the following:

Restricted Period
One-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Deferred Payment Date
Canadian participants may elect to determine a Deferred Payment Date, however they must give the Company at least 60 days notice prior to the expiration of the Restricted Period. If a Canadian participant chooses to change a Deferred Payment Date, written notice must be given to the Company not later than 60 days prior to the Deferred Payment Date which is to be changed.

Retirement or Termination	During the Restricted Period: Any RSUs will automatically terminate, unless otherwise determined by the HRCNC. The maximum number of Common Shares for which the Restricted Period may be shortened at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Restricted Share Plan and the Share Incentive Plan.

After the Restricted Period and prior to any Deferred Payment Date: Any RSUs shall be immediately exercised without any further action by the participant and the Company shall issue Common Shares to the participant.

Death or Disability
In the event of death or disability, payment in respect of RSUs ceases to be subject to deferral. In addition, any unvested RSUs held by the deceased or disabled participant will be immediately issuable by the Company.

Change of Control	All RSUs outstanding will be immediately exercised for Common Shares, notwithstanding the Restricted Period or any Deferred Payment Date.

Change of control includes, among other things:

	●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Shareholders,

	●	a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

	●	the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Assignment	RSUs are not assignable.

Dividends
When dividends (other than stock dividends) are paid to holders of Common Shares, participants holding RSUs subject to a Restricted Period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:

	(a)	multiplying the amount of the dividend declared and paid per Common Share

	(b)	by the number of Restricted Share Units recorded in the participant’s account on the record date for the payment of such dividend, and

	(c)	dividing by the closing price of the Common Shares on the TSX on the date for the payment of the dividend.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same Restricted Period as the RSUs to which they relate.

Plan Amendments	Shareholder approval is required for any amendment, modification or change that:

(i)
increases the number of Common Shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital,

	(ii)	extends eligibility to participate in the Restricted Share Plan to non-employee Directors,

	(iii)	permits Restricted Share Rights to be transferred other than for normal estate settlement purposes,

	(iv)	permits awards, other than the Restricted Share Rights, to be made under the Restricted Share Plan, or

	(v)	deletes or reduces the range of amendments which require Shareholder approval.

Any other amendments, modifications or changes are subject, if required, to regulatory approval.

Restricted Performance Share Units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced Restricted Performance Share Units - RSUs with a performance element. RPSUs are granted under the Restricted Share Plan, and are subject to most of the same terms as outlined in the section on RSUs above. The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the average of the unit value determined using a Monte Carlo model for the Relative Total Shareholder Return portion of the RPSUs and the closing Common Share price of the trading day prior to grant for the other performance measures.

However, RPSUs have additional terms related to vesting which are outlined in the agreement with participants on grant. Specifically,

●	No RPSUs vest until the third anniversary of the grant (rather than one-third annually), and

●	Vesting of RPSUs is subject to Company performance relative to the performance measures during this period.

The 2008 and 2009 grants (granted in February 2009 and February 2010 respectively) had three performance measures: Relative Total Shareholder Return (50% weighting), Cost of Sales (25% weighting), and Production (25% weighting). For the 2010 grant (granted in February 2011), the HRCNC added a fourth performance measure, Resources and Reserves, and adjusted the weightings of all measures, as follows:

Measure	Weighting	Measure frequency	Details
Relative Total Shareholder Return (RTSR)	40%	Three calendar years	Total Shareholder Return performance over the three calendar years ranked against a reference group made up of two components:
			1.	Senior Gold Companies: Goldcorp, Barrick, Newmont, Yamana, AgnicoEagle
			2.	S&P TSX Gold Index

Performance is assessed using the home country stock exchange and home country currency. The HRCNC has discretion to adjust the RTSR measure in the event of a material change in the companies included in the reference group during the three year timeframe

Cost of Sales (Average Cost of Sales per gold equivalent ounce)	20%	Annual, average of the multiplier realized in each of the three years
Target is to meet cost of sales guidance for each calendar year. Multipliers will be set annually by the HRCNC based on the target level for the year.

HRCNC has discretion to adjust the cost of sales measure based on variance relative to budget to the following material assumptions: gold price, oil price, inflation and foreign exchange.

Production	20%	Annual, average of the multiplier realized in each of the three years
Target is to meet production guidance for each calendar year. Multipliers will be set annually by the HRCNC based on the target level for the year.

HRCNC has discretion to adjust the production measure in the event of extraordinary circumstances.

Resources and Reserves	20%	Annual, average of the multiplier realized in each of the three years
Target is to meet resource and reserve replacement guidance as defined per calendar year. The HRCNC has discretion to adjust the replacement target in the event of extraordinary circumstances or with changes to the portfolio.

The HRCNC retains the right to modify the performance measures for future grants.

The number of RPSUs that vest based on Company performance relative to each of the four measures is determined based on a vesting schedule established for each grant. The RPSUs granted in February 2011 will vest based on the following schedule:

Company performance over three year vesting period	Percent of units granted that will vest	Relative TSR Ranking	Cost of Sales	Production	Resources and Reserves
Maximum	150% (up to 200% with HRCNC discretion to recognize outstanding performance)	1	-7.5%	+4%	+2.74%

Target	100%	3	Budget	Budget	Range around budget

Threshold	0%	6, 7	+25%	-14%	< -2.74%

At the end of the three year vesting period, the actual number of RPSUs to vest will be calculated as follows:

1.
Company performance relative to each measure is determined. As outlined above, this is done once at the end of three years for RTSR, but annually for the Cost of Sales, Production and Resources & Reserves measures.

2.
Performance is then compared to the vesting schedule(s) to determine the percent of RPSUs granted which will vest (the “multiplier”) relative to each measure. Again, this will be done once at the end of the three years for RTSR, but annually for the Cost of Sales, Production and Resources & Reserves measures, and averaged across the three years. These multipliers are reviewed and approved by the HRCNC.

3.
A weighted average of the multipliers for each of the four measures determines the overall percent to vest. This percentage is then multiplied by the number of units granted to establish the final number of RPSUs that will vest.

          Stock Option Plan

The Stock Option Plan is part of the Share Incentive Plan, which also includes the Employee Share Purchase Plan (see below).

The number of Options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing Common Share price on the trading day prior to grant.

The Board of Directors approved an amendment to the Stock Option Plan in February 2011 to adjust the term for all Options granted after February 16, 2011 from five year to seven years. This will better align with market practices, and increase the emphasis on long-term performance.

The following are some key terms under the Stock Option Plan which apply to all grants of Options:

Vesting	Options vest in thirds: one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

Expiry
Options expire after five years (seven years for Options granted after February 16, 2011). However, for Options issued after December 21, 2005, and which are scheduled to expire during a corporate blackout trading period, the term of the Option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder. The HRCNC reserves the right to determine when within the term of the Option the participant’s Options shall become exercisable.

Exercise Price	The exercise price for each Common Share is not less than the closing price of the Common Shares of the Company listed on the TSX on the trading day preceding the day on which the Option is granted.

Retirement or Termination	Options already exercisable: Generally these Options must be exercised within 60 days, subject to HRCNC discretion as noted below.

Options not yet exercisable: Generally any Options will automatically be terminated, subject to HRCNC discretion as noted below.

The HRCNC reserves the right to determine the extent to which any Options may be exercised or cease to be exercisable. The maximum number of Options whose exercisability may be accelerated at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Share Incentive Plan and Restricted Share Plan.

Death
Any Option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the Option period.

Assignment	Options are not assignable.

Change of Control	All Options outstanding become exercisable immediately.

Change of control includes, among other things:

● a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Shareholders,

● a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

● the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Plan Amendments	Shareholder approval is required for any amendment, modification or change that:

(i)
increases the number of Common Shares reserved for issuance except in connection with a change of control or pursuant to the provisions in the Stock Option Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital;

(ii) extends eligibility to participate to non-employee Directors;

(iii) permits Stock Option Rights to be transferred other than for normal estate settlement purposes;

(iv) permits awards, other than the Stock Option Rights, to be made under the Stock Option Plan; or

(v) deletes or reduces the range of amendments which require shareholder approval.

Any other amendments, modifications or changes are subject, if required, to regulatory approval.

Number of Options under the Plan
The number of Options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without Shareholder and regulatory approval.

          Shares for Issuance

Share Incentive Plan
	Restricted Share Plan	Stock Option Plan	Employee Share Purchase Plan
Maximum number of Common Shares reserved for issuance, as of March 24, 2011	8,000,000	17,166,667	5,666,666

Percent of Common Shares outstanding (approximate)	1.15%	2.46%	0.81%

Maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total Common Shares then outstanding		None

Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total Common Shares then outstanding		None

Maximum number of Common Shares authorized for issuance to insiders, at any time, under all compensation arrangements of the Company	10% of total Common Shares outstanding

Maximum number of Common Shares issued to insiders under all compensation arrangements of the Company within a one-year period	10% of total Common Shares then outstanding

d) Indirect Compensation, Benefits and Perquisites

Kinross provides all its Canadian employees, including its senior executives, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death / disability, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums. Company-paid life insurance is a taxable benefit.

In addition to the benefits common to all employees, senior executives also receive the following benefits: additional life, accidental death, long-term disability and critical illness insurance; an executive medical membership; and a health spending account. Kinross’ senior executives also receive several perquisites as part of their total compensation, including: financial counselling/tax preparation services; home security services; a car (CEO only) and club memberships (CEO only). These benefits and perquisites are comparable to those offered by companies in the comparator groups, are taxable to the executive where required under applicable tax laws (with the exception of the financial counselling and security services, which are grossed up by the Company), and cease being provided to the executive upon termination, retirement or death.

In 2010, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows*:

●	Mr. Burt: additional disability coverage represents 59% (or US$126,730) of the total value.

●	Mr. Boehlert: financial counseling/tax preparation services represent 77% (or US$110,516) of the total value.

●	Mr. Rollinson: additional disability coverage represents 44% or (US$22,681) of the total value.

●	Mr. Gold: financial counseling/tax preparation services represent 46% (or US$27,103) of the total value.

●	Mr. Crossland: additional disability coverage represents 30% or (US$8,000) of the total value.

* All percentage and dollar amounts have been rounded to the nearest whole percent and whole dollar, respectively. Such perquisite values are calculated as an incremental cost to the Company in Canadian dollars and were converted to United States dollars using a US$ exchange rate of Cdn$1.00: 0.970936.

          Employee Share Purchase Plan

The Company’s Share Incentive Plan includes the Employee Share Purchase Plan. Under the plan, employees of Kinross and designated affiliates, including senior executives who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, Common Shares are issued to the employee having a value equal to the total of the employee and Company contributions. The purchase price of each Common Share is calculated as the weighted average closing price of the Common Shares for the 20 consecutive trading day period prior to the end of that quarter, using the trading price on the TSX for participants resident in Canada, or on the NYSE for participants resident in the United States. Certificates representing an employee’s Common Shares for the quarter are held by Kinross for six months before being delivered to the employee.

In the event of termination of employment, retirement in accordance with Company policy, or death of a participant, the following apply:

●	Any portion of the employee’s contribution then held in trust: it will be paid to the participant or his or her estate;

●	Any portion of the Company’s contribution then held in trust: it will be returned to the Company;

●
Any Common Shares still subject to a six month hold period: the employee who terminates or retires may elect to require Kinross to purchase such Shares for cancellation at an amount equal to the employee’s contribution only, rather than waiting for the six month period to expire. In the event of death, these Common Shares are immediately released to the participant’s estate.

e) Pension and Other Retirement Benefit Plans

As part of its competitive total compensation package, Kinross provides an Executive Retirement Allowance Plan (or ERA Plan) for its senior executives. Each of the NEOs currently participates in this plan.

The ERA Plan is structured as follows:

Company Contributions
15% of base salary and short-term incentive bonus target, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control.

As security for all members of the ERA Plan, the Company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the ERA Plan.

Employee Contributions	None – the Company covers all contributions and costs.

Interest
At the end of each quarter, interest is calculated and compounded on the allocations to the ERA Plan using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	Benefits accrued in a month vest at the end of that month.

Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of their employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum, or in consecutive monthly payments over a period of between three and 10 years following their termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (prior to termination or retirement)
The accrued allocation and accumulated interest are paid out to the named beneficiary of the executive, during the period previously elected by the executive. If no beneficiary has been named, the amount will be paid as a lump sum to the estate.

Participants in the ERA Plan are not eligible to participate under any other Kinross-sponsored retirement plans.

5.	Executive Compensation – Key Summary Tables

a) Summary Compensation Table(1)

The following table provides information for the year ended December 31, 2010 regarding the annual compensation paid to or earned by the Company’s President and CEO, the Company’s Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2010 (the “Named Executive Officers” or “NEOs”). Compensation for the NEOs is paid in Canadian dollars, and reported in U.S. dollars. Compensation may vary year over year based on the change in currency exchange rates . For 2010, total direct Canadian dollar compensation paid to the CEO increased marginally over 2009. Pension value and all other compensation derived from 2010 base salary increased accordingly. Total CEO Canadian dollar compensation increased 1.2% from year to year. See footnote (2) for Canadian dollar values.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (US$)	Share- based Awards(3) (US$)	Option- based Awards(4) (US$)	Annual Incentive Plans(5) (US$)	Pension Value(6) (US$)	All Other Compensation(7) (US$)	Total Compensation (US$)

Tye W. Burt	2010	1,320,473	2,912,808	1,116,576	2,708,911	696,977	275,096	9,030,841
President and	2009	1,094,593	2,364,326	1,576,215	2,211,077	562,861	239,495	8,048,567
Chief Executive Officer	2008	1,172,625	3,332,512	2,221,623	2,577,336	843,601	230,937	10,378,634

Thomas M. Boehlert	2010	631,108	875,433	551,843	1,120,460	271,226	143,525	3,593,596
Executive Vice-President	2009	547,296	772,364	514,901	837,144	227,590	79,097	2,978,392
& Chief Financial Officer	2008	586,313	1,156,195	770,781	978,556	349,246	37,160	3,878,251

J. Paul Rollinson	2010	534,015	1,224,066	816,044	1,356,398	211,744	76,619	4,218,886
Executive Vice-President,	2009	459,729	893,202	595,458	717,177	176,165	69,926	2,911,657
Corporate Development	2008(8)	158,801	1,253,496	931,085	339,740	36,938	16,774	2,736,834

Geoffrey P. Gold	2010	495,177	921,643	614,429	1,094,245	211,120	75,631	3,412,246
Executive Vice-President	2009	437,837	630,494	420,326	683,026	180,215	98,632	2,450,530
& Chief Legal Officer	2008	469,050	857,726	571,797	845,398	242,894	73,374	3,060,238

James Crossland	2010	461,195	720,281	480,188	790,342	186,298	40,427	2,678,809
Executive Vice-	2009	372,162	753,101	608,589	339,762	109,962	45,230	2,228,804
President, External	2008	375,240	516,497	344,321	363,045	118,016	47,742	1,764,860
Relations & Corporate
Responsibility

(1)
Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$exchange rate for 2010, 2009 and 2008 of Cdn.$1.00 rate: 2010 – 0.970936; 2009 - 0.875674; 2008 - 0.938100.

(2)

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (CAD$)	Share-based Awards (CAD$)	Option-based Awards (CAD$)	Annual Incentive Plans (CAD$)	Pension Value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
Tye W. Burt	2010	1,360,000	3,000,000	1,150,000	2,790,000	717,840	283,330	9,301,170
President and	2009	1,250,000	2,700,007	1,800,002	2,525,000	642,775	273,498	9,191,282
Chief Executive Officer	2008	1,250,000	3,552,406	2,368,215	2,747,400	899,266	246,175	11,063,462

Thomas M. Boehlert	2010	650,000	901,638	568,362	1,154,000	279,345	147,821	3,701,166
Executive Vice-President &	2009	625,000	882,022	588,005	956,000	259,903	90,327	3,401,257
Chief Financial Officer	2008	625,000	1,232,486	821,641	1,043,125	372,291	39,612	4,134,155

J. Paul Rollinson	2010	550,000	1,260,707	840,472	1,397,000	218,082	78,913	4,345,174
Executive Vice-President,	2009	525,000	1,020,017	680,000	819,000	201,176	79,854	3,325,047
Corporate Development	2008(7)	169,279	1,366,207	992,522	362,158	39,375	17,881	2,917,422

Geoffrey P. Gold	2010	510,000	949,232	632,821	1,127,000	217,440	77,895	3,514,388
Executive Vice-President &	2009	500,000	720,010	480,003	780,000	205,801	112,636	2,798,450
Chief Legal Officer	2008	500,000	914,322	609,526	901,181	258,921	78,216	3,262,167

James Crossland	2010	475,000	792,075	464,884	814,000	191,875	41,637	2,809,148
Executive Vice-President,	2009	425,000	741,842	494,562	388,000	125,574	51,652	2,545,244
External Relations &	2008	400,000	550,578	367,040	387,000	125,803	50,892	1,881,313
Corporate Responsibility

(3)
Amounts shown represent RSUs and RPSUs granted in February of the year following the year shown as part of the annual compensation package of each NEO (and on hire, in the case of Mr. Rollinson in 2008, or on promotion, as in the case of Mr. Crossland in 2009) valued at the date of the grant.. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. For RSUs, this value is based on the market price of the Common Shares on the TSX at the market close on the last trading day immediately preceding the date of grant. The value shown for RPSUs represents the value at the grant date based upon the probability of reaching targeted performance; the final value which vests can range from 0% to 150% of units granted based on Company performance. The following shows the breakdown between RSUs and RPSUs granted with regard to each year:

Executive	Year	RSUs	RPSUs	Total
	2010	$1,456,404	$1,456,404	$2,912,808
Tye W. Burt	2009	$1,576,218	$788,109	$2,364,327
	2008	$3,054,799	$277,713	$3,332,512

Thomas M.	2010	$617,605	$257,828	$875,433
Boehlert	2009	$514,909	$257,455	$772,364
	2008	$1,059,831	$96,364	$1,156,195

	2010	$816,044	$408,022	$1,224,066
J. Paul Rollinson	2009	$595,468	$297,734	$893,202
	2008	$1,224,700	$28,796	$1,253,496

	2010	$614,429	$307,214	$921,643
Geoffrey P. Gold	2009	$420,324	$210,170	$630,494
	2008	$786,238	$71,488	$857,726

	2010	$480,188	$240,094	$720,281
James Crossland	2009	$542,930	$210,170	$753,101
	2008	$473,448	$43,049	$516,497

Note that for 2010, a higher proportion of Mr. Burt’s compensation was in RPSUs to recognize 2010 performance and multiple acquisitions, as well as incent future performance. Grants made in February 2008 with respect to performance in 2007 which are not shown were valued as follows: Mr. Burt $3,850,007, Mr. Boehlert $1,199,991, Mr. Gold $1,224,995, and Mr. Crossland $251,341. For more details on these plans, including the treatment for the Restricted Share Units of any dividends payable on Common Shares, see the information under “Restricted Share Units” on pages 34-35, and “Restricted Performance Share Units” on pages 35-36.

(4)
Amounts shown represent Options granted in February of the year following the year shown as part of the annual compensation package of each NEO (an on hire, in the case of Mr. Rollinson in 2008, or on promotion, in the case of Mr. Crossland in 2009). The Black-Scholes model was used to calculate and assign a prospective value per Option granted to the NEOs, based on the date of grant. Options granted as part of the annual compensation package for 2008 (granted February 2009) had a Black-Scholes value of $8.7957, those granted for 2009 (in February 2010) had a Black-Scholes value of $7.0424, and those granted for 2010 (in February 2011) had a Black-Scholes value of $5.4945. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy. Grants made in February 2008 with respect to performance in 2007 which are not shown were valued as follows: Mr. Burt $2,127,176, Mr. Boehlert $950,212, Mr. Gold $755,851, and Mr. Crossland $180,931. See the information under “Stock Option Plan” on pages 37-38 for more details.

(5)
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year. For Mr. Rollinson, the 2008 figure also includes a one-time signing bonus of US$140,715. Additional details of each NEO’s objectives and accomplishments are provided on pages 28-31 of this Circular. The Short-Term Incentive plan is described on page 33.

(6)	This column includes compensatory and non-compensatory contributions made to each NEO’s ERA Plan, as described on page 43.
(7)
This column includes incremental costs to the Company for perquisites provided to the NEOs, including parking (fees paid for such parking); a car (CEO only – value calculated in accordance with rules for determining the taxable benefit); financial counselling/tax preparation services (fees paid for these services and to cover the tax for each NEO); additional life, accidental death, long-term disability and critical illness insurance (fees paid to obtain the additional insurance coverage for each NEO); home security services (fees paid for the service and to cover the tax for each NEO); club memberships (CEO only – fees paid for these memberships); an executive medical membership (fees paid for this membership for each NEO); and a health spending account (amount made available to each executive in this account, regardless of amount actually used). Further details relating to benefits and perquisites, including the amount of perquisites over 25% of the total perquisite value for each NEO, can be found on page 38. In addition to perquisites, the figures in this column also include the value of the Company match for the Employee Share Purchase Plan, as outlined on page 38.

(8)	Mr. Rollinson joined Kinross in September, 2008.

b) Outstanding Share-based awards and Option-based awards

The following table provides details regarding the outstanding RSUs (including RPSUs) and Options granted to the NEOs as of December 31, 2010 :

		Option-based Awards				Share-based Awards (RSUs)
		Common				Number of
		Shares			Value of	Common	Market or payout
		underlying	Option		unexercised	Shares that	value of RSU
		unexercised	Exercise	Option Expiration	in-the-money	have not	awards that have
Name	Grant Date	Options	Price	Date	Options(1)	vested	not vested(2)
		(#)	($)		($)	(#)	($)
Tye W. Burt	Apr. 3, 2006	150,000	12.73	Apr. 3, 2011	927,000	300,849	5,689,055
	Jan. 2, 2007	200,000	13.82	Jan. 2, 2012	1,018,000
	Dec. 12, 2007	173,010	18.10	Dec. 12, 2012	140,138
	Feb. 26, 2008	283,046	23.79	Feb. 26, 2013	-
	Feb. 23, 2009	269,250	23.74	Feb. 23, 2014	-
	Feb. 22, 2010	255,595	19.23	Feb. 22, 2015	-

Thomas M. Boehlert	Jan. 2, 2007	45,000	13.82	Jan. 2, 2012	229,050	99,588	1,883,209
	Dec. 12, 2007	75,260	18.10	Dec. 12, 2012	60,961
	Feb. 26, 2008	126,437	23.79	Feb. 26, 2013	-
	Feb. 23, 2009	93,415	23.74	Feb. 23, 2014	-
	Feb. 22, 2010	83,495	19.23	Feb. 22, 2015	-

J. Paul Rollinson	Sept. 24, 2008	80,000	17.60	Sept. 24, 2013	104,800	93,654	1,770,997
	Feb. 23, 2009	27,906	23.74	Feb. 23, 2014	-
	Feb. 22, 2010	96,558	19.23	Feb. 22, 2015	-

Geoffrey P. Gold	Apr. 18, 2006	18,334	13.18	Apr. 18, 2011	105,054	82,070	1,551,944
	Jan. 2, 2007	10,000	13.82	Jan. 2, 2012	50,900
	Dec. 12, 2007	61,419	18.10	Dec. 12, 2012	49,749
	Feb. 26, 2008	100,575	23.79	Feb. 26, 2013	-
	Feb. 23, 2009	69,299	23.74	Feb. 23, 2014	-
	Feb. 22, 2010	68,159	19.23	Feb. 22, 2015	-

James Crossland	Aug. 7, 2007	13,334	13.36	Aug. 7, 2012	74,004	61,966	1,171,777
	Feb. 26, 2008	24,075	23.79	Feb. 26, 2013	-
	Feb. 23, 2009	41,730	23.74	Feb. 23, 2014	-
	Aug. 28, 2009	26,102	21.02	Aug. 28, 2014	-
	Feb. 22, 2010	68,159	19.23	Feb. 22, 2015	-

(1)	Based on the Common Share price on the TSX on December 31, 2010 of $18.91, less the Option Exercise Price.
(2)	Based on the Common Share price on the TSX on December 31, 2010 of $18.91.

c) Incentive Plan Awards – Value Vested or Earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2010 under the Short-term Incentive plan and the Long-term Incentive plan : (1)

	Option-based Awards(2) – Value vested during the year	Share-based awards(3) – Value vested during the year	Short-term Incentive Plan – Value earned during the year
Name	($)	($)	($)
Tye W. Burt	386,048	3,241,302	2,790,000
Thomas M. Boehlert	139,085	1,099,144	1,154,000
J. Paul Rollinson	52,400	645,163	1,397,000
Geoffrey P. Gold	67,483	752,647	1,127,000
James Crossland	74,004	339,550	814,000

(1)	The price of Common Shares on the TSX at the close of markets on December 31, 2010 was $18.91.
(2)	Based on the Common Share price on the TSX on December 31, 2010 of $18.91, less the Option Exercise Price.
(3)	Includes vested RSUs awards.

The following table provides information relating to amounts received upon the exercise of Options during the year ended December 31, 2010:

Name	Number of Options Exercised and Sold	Exercise Price ($)	Value Realized ($)
Tye W. Burt	145,000	$12.73	$883,640
Thomas M. Boehlert	-	-	-
J. Paul Rollinson	-	-	-
Geoffrey P. Gold	-	-	-
James Crossland	-	-	-

d) Pension and Other Benefit Plans - Executive Retirement Allowance Plan

In 2004, the Company adopted the ERA Plan, the terms of which are described under “Compensation Elements – Pension and Other Retirement Benefit Plans” on page 39. The following is a table showing the accumulated value under the ERA Plan in 2010 for each NEO (sum of elements may vary slightly due to rounding):

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated value at year end ($)
Tye W. Burt	2,581,282	612,000	105,840	3,299,122
Thomas M. Boehlert	854,895	243,752	35,595	1,134,240
J. Paul Rollinson	240,550	206,252	11,832	458,632
Geoffrey P. Gold	624,844	191,252	26,188	842,284
James Crossland	300,988	178,124	13,750	492,863

6.	Employment Contracts

Upon hire, all NEOs enter in to an agreement with the Company relating to their employment (the “Employment Agreements”). The Employment Agreements set out the starting compensation terms for the NEO, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined in Section 4 above.

a) Compensation on Termination of Employment

Among other things, the Employment Agreements for each of the NEOs, other than Mr. Burt and Mr. Rollinson, generally outline terms relating to termination of employment with the Company. Mr. Burt’s Employment Agreement provides for severance payment only in the event that he voluntarily terminates his employment within 12 months following a change of control. Termination of employment is always by written notice, and may be by the Company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the NEOs (other than Mr. Burt and Mr. Rollinson) under his Employment Agreement is subject to non-competition and non-solicitation covenants by competitors, for a period of 12 months.

The table below outlines the compensation to NEOs (other than Mr. Burt and Mr. Rollinson) in the event of termination of employment without cause by the Company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a “Triggering Event”). The table also outlines the compensation to NEOs (other than Mr. Burt and Mr. Rollinson) if the NEO is subject to a Triggering Event within 18 months of the change of control of the Company, which includes, among other things:

●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross Shareholders,

●	a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or
●
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

Provision	Termination(1)(2)	Change of Control(3)(4)
Lump Sum severance payment equal to the aggregate of:
2 times:

base salary; and

the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus);

Plus:

the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times (2.9 times for Mr. Boehlert):

base salary; and

the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus);

Plus:

the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to $10,000

Benefits and ERA Plan Contribution Periods:
continue for the ensuing 2 years or, alternatively, a lump sum payment equal to 30% of the NEO’s salary at the time of termination in respect of benefits, and a lump sum equal to the present value of 2 years of ERA Plan contributions continue for 3 years (2.9 years for Mr. Boehlert) or, alternatively, a lump sum payment equal to 30% of the NEO’s salary at the time of change of control in respect of benefits, and a lump sum equal to the present value of 3 years (2.9 years for Mr. Boehlert) of ERA Plan contributions

RSUs/RPSUs and Options:	Handled in accordance with the terms of the respective plans	vest immediately and remain in effect until their normal expiry

(1)
Mr. Boehlert will receive the following additional benefits: any of his options which were scheduled to vest during the 2-year period following his termination will be permitted to vest, and he shall be entitled to exercise all his vested options at any time from date of vesting to the end of that 2-year period or expiry of the option, whichever is earlier; he will be entitled to participate in the Employee Share Purchase Plan during the 2-year period following his termination; and all RSUs/RPSUs outstanding on the termination date will be immediately exercisable and the Company shall issue Common Shares to him.

(2)	In the case of Mr. Burt and Mr. Rollinson, any severance payment will be determined in accordance with the common law.

(3)
Mr. Boehlert is a U.S. taxpayer, and would be subject to U.S. Tax Code Section 280G in the case of a change-in-control. To protect Mr. Boehlert, the Company has agreed to provide for a “Best After Tax” approach, whereby an assessment will be done of the severance payment amount between the “safe harbor” amount provided for under Section 280G, and the payment described above which will result in the highest after tax value to Mr. Boehlert, and the severance payment will thus be reduced to that amount. In no case will it exceed the amount outlined above.

(4)	In the case of Mr. Rollinson, any severance payment will be determined in accordance with the common law.

If a change of control of the Company occurs and Mr. Burt gives notice voluntarily terminating his employment within 12 months of such change of control, Mr. Burt is entitled to a severance payment equal to 2.5 times his current base salary, target bonus and pension and benefits.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the NEOs and no compensatory plans or arrangements with respect to the NEOs that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the NEOs responsibilities following a change of control.

b) Compensation on Retirement or Death

Type of Termination	Severance	Short-term Incentive	Options	RSUs	Benefits	Retirement Plan
Retirement	None	Prorated incentive paid based on retirement date	Vested Options must be exercised within 60 days; unvested Options are forfeited	RSUs subject to a Restricted Period are forfeited, and those subject solely to a Deferred Payment Date are settled for Common Shares	None	Retiring allowance payable

Death	None	Prorated incentive paid based on date of death	All unvested Options vest with lesser of 12 months and original term to exercise	All RSUs automatically settled for Common Shares	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary or estate

c) Incremental Payments on Termination, Retirement, Death and Change of Control

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.(1) No Named Executive Officer would receive an incremental payment or benefit in the event the Named Executive Officer is terminated for cause or voluntarily terminates.

Name	Retirement(2) ($)	Death(3) ($)	Involuntary Termination Without Cause (incl. constructive dismissal)(4) ($)	Change of Control(3) ($)	Termination Following Change of Control(5) ($)
Tye W. Burt	-	93,718	n/a	93,718	12,068,100
Thomas M. Boehlert (6)	-	31,029	4,004,354	31,029	5,644,031
J. Paul Rollinson	-	35,285	n/a	35,285	n/a
Geoffrey P. Gold	-	24,893	3,232,282	24,893	4,757,773
James Crossland	-	23,740	2,870,400	23,740	4,220,700

(1)
This table reflects the estimated incremental payments that are triggered under each circumstance listed in the columns above. It does not include Options vested prior to termination, or accrued pension benefits under the ERA Plan.

(2)	Upon retirement, NEOs receive accumulated values in the ERA Plan as reported under “Pension and Other Retirement Benefit Plans” on page 39.
(3)
RSUs, RPSUs and Options vest immediately upon death and change of control. The amounts shown represent the present value of the accelerated vesting of Options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2010 corresponding to each applicable discount period.

(4)
Amounts shown include: a payment of two times base salary; two times the greater of target bonus or two-year average actual bonus (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary; the present value of a two year ERAP accrual; and financial counseling; and the present value of the accelerated vesting of RSUs and RPSUs (assuming vesting at target) for Mr. Boehlert. For Mr. Boehlert, these benefits would also apply if he were deemed terminated due to disability. Mr. Burt’s and Mr. Rollinson’s involuntary termination without cause severance payment is to be determined in accordance with the common law.

(5)
Amounts shown include a payment of three times (2.9 for Mr. Boehlert) base salary and the greater of target bonus or two-year average actual bonus (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary; the present value of a three year ERAP accrual (2.9 for Mr. Boehlert); and financial counseling. This is the maximum amount payable to Mr. Boehlert; the actual payment made might be reduced to provide the best after tax value considering the impact of U.S. Tax Code Section 280G. Mr. Burt’s amount includes a payment of 2.5 times base salary and target bonus; benefits valued at 30% of salary; and the present value of a 2.5 year ERAP accrual. All outstanding RSUs and Options become immediately exercisable on change of control, however the amounts shown do not include the present value of the accelerated vesting of RSUs and Options as this is noted in the previous column. Mr. Rollinson’s termination following change of control severance payment is to be determined in accordance with the common law.

(6)
As previously reported by the Company on March 7, 2011, Thomas M. Boehlert departed the Company on mutually agreed terms to pursue other opportunities. Mr. Boehlert’s departure payment arrangements were determined in accordance with the terms and conditions of his employment agreement disclosed above, based on his 2010 compensation information disclosed in the summary compensation table.

7. Additional Equity Compensation Plan Information

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2010 (1):

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and RSUs (2) (6)	Weighted-average price of outstanding Options, warrants and RSUs(3)	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	17,601,036	$14.86	12,381,846
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	17,601,036	$14.86	12,381,846

(1)	This table does not include Options and RSUs granted in early 2011 prior to the date of this Circular.
(2)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options (including Options granted under acquired companies’ plans) and RSUs.
(3)	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 2,354,475 RSUs were outstanding as of December 31, 2010.
(4)	Based on the maximum number of Common Shares reserved for issuance upon exercise of Options under the Stock Option Plan of 17,166,667 and under the Restricted Share Plan of 8,000,000.
(5)	In addition, as of December 31, 2010, 2,313,665 Common Shares remained available for issuance under the Employee Share Purchase Plan.
(6)	Includes Options outstanding pursuant to plans assumed by the Company in connection with acquisitions of other entities.

The following tables provide details of compensation plans under which equity securities of the Company are authorized for issuance as of March 24, 2011:

	Share Incentive Plan								Restricted Share Plan
	Share Purchase Plan		Option Plan		Assumed Stock Option		Total
	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Maximum Shares Issuable	5,666,666	0.50	17,166,667	1.51	21,457,670	1.89	44,291,003	3.90	8,000,000	0.70

Shares Issued to Date	3,353,001	0.30	5,405,223	0.48	12,405,977	1.09	21,164,201	1.86	3,836,944	0.34

Shares Issuable under Outstanding Awards	-----		7,008,059	0.62	9,051,693	0.80	16,059,752	1.41	3,357,837	0.30

Shares Available for Future Awards	2,313,665	0.20	4,753,385	0.42	-----	-----	7,067,050	0.62	805,184	0.07

Weighted average exercise price of all outstanding options under all plans	$15.43
Weighted average remaining term of all outstanding options under all plans	3.18 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 3,338,227 PSUs: 48,641

The following table sets out the Overhang, Dilution and Burn Rate percentages in respect of Options under the Company’s Stock Option Plan for the fiscal years ended 2010, 2009 and 2008:

	2010	2009	2008
Overhang(1)	1.04%	1.73%	2.01%
Dilution(2)	1.35%	0.60%	0.65%
Burn Rate(3)	0.14%	0.21%	0.23%

(1)
“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year.

(2)	“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year.
(3)	“Burn Rate” means the number of Options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
To the knowledge of the Company, as at March 24, 2011 there was no outstanding indebtedness to the Company or its subsidiaries incurred by Directors, executive officers or employees, or former Directors, executive officers or employees of the Company and its subsidiaries in connection with the purchase of securities of the Company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Company or its subsidiaries. In addition, the Company does not grant personal loans to its Directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

CORPORATE GOVERNANCE
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its Committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the Company’s affairs and in light of the opportunities or risks that the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005 (the “Corporate Governance Guidelines”), as well as by the Securities and Exchange Commission (“SEC”) and the NYSE. The Board will continue to review and revise the Company’s governance practices in response to changing governance expectations, regulations and best practices.

 The Company’s corporate governance practices have been designed to be in line with applicable Canadian corporate governance requirements and guidelines. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators. Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are substantially compliant with NYSE Standards. Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.kinross.com.

The Board, through its Corporate Governance Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices and the Corporate Governance Committee recommends to the Board changes to the Company’s governance practices in light of changing governance expectations, regulations and best practices.

The Board of Directors
There are currently eleven members of the Board, of whom eight are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent Directors hold regularly scheduled meetings (at least once every quarter). Mr. Burt is not independent as he is an officer of the Company. Mr. Clark is not independent because he served as President and Chief Executive Officer of Red Back which, as a result of the Red Back Transaction, is now a Kinross subsidiary and because of the Consulting Agreement, pursuant to which Mr. Clark provided transitional consulting services to Kinross for a six month period ending in March, 2011 to facilitate the integration of Red Back’s business and operations with Kinross’. Mr. Lundin is not independent because Namdo, a private corporation owned and/or controlled by Mr. Lundin, received compensation for providing services to Red Back.

The Board has appointed a Chair, Mr. John Oliver. The Chair of the Board (also referred to as the Independent Chair) is an independent Director who has been designated by the full Board to assume the leadership of the Board and to enhance and protect, with the Corporate Governance Committee and the other Committees of the Board, the independence of the Board. The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the Board. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent Committee of the Board and include responsibilities such as:

●	chairing all meetings of Directors;
●	providing leadership to the Board to enhance the Board’s effectiveness;
●	managing the Board;
●	acting as a liaison between the Board and management; and
●	representing the Company to certain external groups.

A copy of the position description of the Independent Chair is available upon request to the Corporate Secretary of the Company.

The Directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2010, the independent Directors held a meeting without members of management being present prior to each regularly scheduled meeting of Directors, for a total of six meetings.

The attendance record of each Director and Committee member at meetings held during the last year is set out in the table appearing under “Nominees for Election as Directors”.

The names of other reporting issuers for whom certain Kinross Directors also serve as directors are set out in the table appearing under “Nominees for Election as Directors”.

Board Charter and Report on Board Activities
The Board mandate has been formalized in a written charter. The Board discharges its responsibilities directly and through Committees of the Board, currently consisting of the Audit and Risk Committee; Corporate Governance Committee; Corporate Responsibility Committee; Human Resources, Compensation and Nominating Committee; and Special Committee.
The Charter of the Board sets out specific responsibilities, some of which include:

●	appointing the Independent Chair who is responsible for the leadership of the Board and for specific functions to ensure the independence of the Board;
●	the adoption of a strategic planning process, approval of Strategic Plans and monitoring performance against such plans;
●	the review and approval of corporate objectives and goals applicable to senior management of the Company;
●	defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time; and
●
obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule “A” to this Circular and is available upon request to the Corporate Secretary or on the Company’s website at www.kinross.com.

In carrying out its mandate, the Board met twelve (12) times in 2010. At such meetings and pursuant to written resolutions, the Board fulfilled its responsibilities by doing the following, among other things:

●	reviewed and approved financial statements;

●	obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities;

●	adopted a Strategic Plan proposed by management;

●	approved the 2010 budget;

●	received reports from the Chair of the Corporate Responsibility Committee regarding environmental, health and safety matters;

●	received reports from the Chair of the Audit and Risk Committee regarding financial, audit, internal control matters and the implementation and operationalization of the risk management framework;

●	considered possible strategic initiatives for the Company; and

●	reviewed recommendations of the Corporate Governance Committee and made certain changes to Board practices.

Position Descriptions

The Independent Chair of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the charters of the Committees. In general, Committee Chairs fulfill their responsibilities by doing the following, among other things:

●	review and approve the agenda for each Committee meeting;

●	preside over Committee meetings;

●	obtain reports from management regarding matters relevant to their mandate; and

●	report to the full Board and make recommendations to the Board regarding matters in their Committee’s areas of responsibility.

The Board and the CEO engage in an ongoing dialogue regarding the Board’s ongoing expectations for the CEO’s responsibilities, which include:

●	assume the leadership of management and the day to day leadership of the Company;

●	develop and recommend Kinross’ Strategic Plans;

●	implement Kinross’ business and operational plans;

●	report regularly to the Board on the overall progress of Kinross against its financial and operational objectives;

●	ensure that Kinross’ strategic business is carried out efficiently and with integrity; and

●	communicate and liaise with investors, other stakeholders and public markets.

Skills and Experience

The matrix below shows the Board’s mix of skills and experience in areas that are important to the Company’s business. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to its Board.

Skill/Experience	Directors with Significant Skills/Experience
Managing or leading growth – experience driving strategic direction and leading growth of an organization	10
International – experience working in a major organization that has business in one or more international jurisdictions	7
Senior Officer – experience as a CEO/COO/CFO of a publicly listed company or major organization	8
Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	9
Mining or Global Resource Industry – experience in the mining industry, combined with a strong knowledge of market participants	6
Information technology – experience in information technology with major implementations of management systems	2
Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	3

Skill/Experience	Directors with Significant Skills/Experience
Investment banking/Mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	8
Financial literacy – Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	5
Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	5
Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	5
Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	7
Governance/board – experience as a board member of a major organization	8
Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	3

In addition to the relevant skills contained in the above skills matrix, the HRCNC takes into account the diversity of the candidates when filling Board vacancies and changing its composition. Diversity (including gender, aboriginal heritage, age, geographic representation and political affiliation) plays an important role in bringing together the breadth of perspective necessary for success and enhancing Board performance.

Kinross also tracks the number of Directors who have significant operating experience, limited experience or no experience in these areas.

New Director Orientation and Continuing Education

The HRCNC, in conjunction with the Independent Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new Directors are provided with an orientation and education program which includes written information about the duties and obligations of Directors (including Board and Committee Charters, Company policies and other materials), the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other Directors.

Continuing education helps Directors keep up to date on changing governance issues and requirements, and understand issues the Company faces within the context of its business. The Board recognizes the importance of ongoing Director education and the need for each Director to take personal responsibility for this process. To facilitate ongoing education of the Directors, the HRCNC, the Independent Chair or the Chief Executive Officer will, as may be necessary from time to time:

●	request that Directors determine their training and education needs and interests;

●	arrange ongoing visitation by Directors to the Company’s facilities and operations;

●	arrange the funding for the attendance of Directors at seminars or conferences of interest and relevance to their position as a Director of the Company; and

●	encourage and facilitate presentations by members of management and outside experts to the Board or Committees on matters of particular importance or emerging significance.

Each of the current Directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. The Company provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the Company’s Directors during the financial year ended December 31, 2010. The Audit and Risk Committee has also developed a continuing education program for its members and those sessions are included in the table. In addition to these, the Directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted By	Attended By
February 16, 2010	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John K. Carrington John A. Keyes George F. Michals
May 26, 2010	Islamic Cultural and Religious Briefing	Sarah Kamal Independent Consultant, Trudeau Foundation	John A. Brough John K. Carrington John E. Oliver
May 26, 2010	Mauritania Security Briefing	Kinross Gold Corporation Michael P. Osborne, Vice President, Security	John A. Brough John K. Carrington John E. Oliver
June 1, 2010	Visit to Tasiast Mine, Mauritania	Red Back Mining Inc.	Tye W. Burt John E. Oliver
June 7 – 8, 2010	Visit to Tasiast Mine, Mauritania	Red Back Mining Inc.	John A. Brough John K. Carrington
October 18, 2010	Presentation on International Financial Reporting Standards	Kinross Gold Corporation Juliana Lam, Senior Vice President, Finance and Andrea Freeborough, Vice President, Controller and KPMG LLP	John A. Brough John M.H. Huxley Terence C.W. Reid
November 2, 2010	Presentation on Amendments to Insider Reporting Regime	Kinross Gold Corporation Geoffrey P. Gold, Executive Vice President and Chief Legal Officer	John K. Carrington John A. Keyes George F. Michals
November 2, 2010	Presentation on Anti-Bribery and Corruption Legislation and Dodd-Frank Wall Street Reform and Consumer Protection Act	Kinross Gold Corporation Nicholas J. Hayduk, Vice President, Legal	John K. Carrington John A. Keyes George F. Michals
November 29, 2010	Presentation on Economic outlooks; M&A Environment and Competitive Landscape	BMO Nesbitt Burns	John A. Brough Tye W. Burt John A. Carrington Richard P. Clark John M.H. Huxley John A. Keyes Lukas H. Lundin Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid
November 30, 2010	Visit to Tasiast Mine, Mauritania	Kinross Gold Corporation	John A. Brough Tye W. Burt John A. Carrington Richard P. Clark John M.H. Huxley John A. Keyes Lukas H. Lundin Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid
December 8, 2010	Presentation on the disclosure presentation for Mineral Reserve and Mineral Resources reporting, and the Company’s related processes and methodology	Kinross Gold Corporation (Robert Henderson, Senior Vice President, Technical Services and Qualified Person for Mineral Reserve and Mineral Resource reporting)	John A. Brough Tye W. Burt John A. Carrington Richard P. Clark John M.H. Huxley John A. Keyes Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid

Mandatory Retirement Age

Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for Directors first appointed after that date.

Code of Business Conduct and Ethics

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers and employees. The Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring that all Directors, officers and employees receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s local minesite managers and/or, in accordance with the Code and the Company’s Whistleblower Policy, to the Chair of the Corporate Governance Committee, the Chief Legal Officer or Vice-President, Legal or, as applicable, to the Senior Vice-President, Human Resources. A copy of the Code may be accessed on the Company’s website at www.kinross.com or SEDAR at www.sedar.com.

The Board takes steps to ensure that Directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a Director, officer or employee of the Company has a material interest, which include ensuring that Directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a Director declares an interest in any material contract or transaction being considered at a meeting of Directors, the Director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages adherence to an overall culture of ethical business conduct by:

●	promoting compliance with applicable laws, rules and regulations;

●	providing guidance to Directors, officers and employees to help them recognize and deal with ethical issues;

●	promoting a culture of open communication, honesty and accountability; and

●	ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination and Method of Voting for Directors

The HRCNC, which is composed entirely of independent Directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The mandate of the HRCNC has been formalized in a written charter. Among the duties under its mandate, the HRCNC:

●	reviews the composition of the Board to ensure that an appropriate number of independent Directors sit on the Board;

●	analyzes the needs of the Board when vacancies arise;

●	ensures that an appropriate selection process for new Board nominees is in place; and

●	makes recommendations to the Board for the election of nominees to the Board.

In assessing the compensation of the Board, the HRCNC takes into account the following considerations:

●	the independence of each Director;

●	the competencies and skills that the Board, as a whole, should possess; and

●	the current strengths, skills and experience represented by each Director, as well as each Director’s personality and other qualities as they affect Board dynamics.

In carrying out its mandate, the HRCNC met eight (8) times in 2010.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Nominees to the Board proposed for election at the Meeting will be elected by individual voting on each nominee to the Board.

Majority Voting for Directors

In 2008, the Board adopted a majority voting policy for the election of Directors at the Meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the HRCNC. The HRCNC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation. The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the HRCNC or the Board regarding the resignation.

Director Compensation

Details respecting Director compensation and Director share ownership guidelines are set out under “Independent Directors’ Fees” on pages 13-16 and “Independent Directors’ Share Ownership” on page 16.

Board Committees

Audit and Risk Committee

The Audit and Risk Committee is composed of three independent Directors who are financially literate (as such term is defined in National Instrument 52-110) and at least one member, Mr. Brough, is an audit committee financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible for overseeing:

●	the integrity of Kinross’ financial statements;

●	the independent auditors’ qualifications and independence;

●	the performance of the internal audit functions; and

●	the process for identifying and managing business risks.

The Committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters. The Committee reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the Company’s assets and stakeholders, assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risk; reviews all insurance coverage and disclosure of respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the Audit and Risk Committee met five (5) times in 2010. The Committee fulfilled its mandate by doing the following, among other things:

●	reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases;

●	obtained treasury reports on cash flows, gold sales and borrowing matters;

●	met with the internal audit function;

●	met with the external auditors with and without management being present;

●	met with management separately;

●	approved audit engagements;

●	obtained reports from the external auditors regarding internal controls;

●	reported to the full Board on financial, audit and internal control matters; and

●	reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system.

●	reviewed, recommended and approved matters related to the transition to IFRS reporting obligations.

Additional information regarding the Company’s Audit and Risk Committee is contained in the Company’s annual information form (the “AIF”) under the heading “Audit and Risk Committee” and a copy of the Audit and Risk Committee Charter is attached to the AIF as Schedule “A”. The AIF is filed on SEDAR at www.sedar.com. A copy of the Charter is also available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Governance Committee

The Corporate Governance Committee of the Company is composed entirely of independent Directors. The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Company’s approach to matters of corporate governance, including:

●	assisting the Independent Chair in carrying out his responsibilities;

●	annually reviewing the Board and Committee Charters;

●	recommending procedures to permit the Board to meet on a regular basis without management;

●	adopting procedures to ensure that the Board can conduct its work effectively and efficiently;

●	receiving periodic reports on compliance of core policies; and

●	reporting to the full Board on corporate governance matters.

In carrying out its mandate, the Corporate Governance Committee met four (4) times in 2010. The Committee fulfilled its responsibilities by doing the following, among other things:

●	reviewed the completed Board self-evaluation forms, individual Director evaluation forms and the evaluation forms of the Independent Chair and the Chief Executive Officer;

●	provided feedback to the full Board regarding the above evaluations;

●	assessed the Company’s directors and officers liability insurance needs;

●	reviewed and made recommendations to revise the Board and Committee charters;

●	reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices; and

●
conducted a 360 degree peer review as per previously approved processes. Each director completed evaluation forms, respecting their peers, forms were collected and reviewed by the Independent Chair and the Chairman of the Corporate Governance Committee. The results were communicated to the Corporate Governance Committee by its Chairman and to the entire Board by the Independent Chair.

A copy of the Corporate Governance Committee Charter is available upon request to the Vice-President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Responsibility Committee

The Company has a Corporate Responsibility Committee (formerly the Environmental, Health and Safety Committee). The mandate of the Corporate Responsibility Committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes providing advice to assist management in achieving the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs and obtaining periodic reports on such programs.

In carrying out its mandate, the Corporate Responsibility Committee met four (4) times during 2010. The Committee fulfilled its mandate by obtaining, among other things:

●	periodic reports from management on health and safety matters and environmental compliance reports;

●	regular updates on reclamation matters;

●	periodic updates on major project permitting activities; and

●	periodic updates on legislative and regulatory matters, and on the implementation of the Company’s corporate responsibility strategy.

In addition to the above, the Corporate Responsibility Committee provided feedback and advice to management regarding these matters and reported to the full Board on environmental, health, safety, project permitting and corporate responsibility matters related to the Company’s operations and activities.

A copy of the Corporate Responsibility Committee Charter is available upon request to the Vice-President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC), which is composed entirely of independent Directors, is responsible for making recommendations to the Board on all matters relating to the compensation of the officers, Directors and employees of the Company. For the purpose of its mandate, the HRCNC reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals. In addition, the HRCNC is responsible for identifying and proposing new qualified nominees to the full Board and for assessing Directors on an on-going basis and to review and make recommendations to the Board as to all such matters. In that regard, the HRCNC maintains an evergreen list of potential candidates for appointment to the Board and a skills matrix to identify skills for recruitment when making changes to the Board (see “Skills and Experience” on pages 48-49). The mandate of the HRCNC has been formalized in a written charter.

In 2010, the HRCNC engaged Mercer to provide support to the HRCNC in determining compensation for the Company’s officers and Directors during the most recently completed financial year. Determinations made by the HRCNC reflect factors and considerations other than the information provided by Mercer.

The HRCNC annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development of plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The Board becomes familiar with candidates for CEO and NEO positions through presentations and annual joint management and Board planning sessions.

In carrying out its mandate, the HRCNC met eight (8) times in 2010. For more details regarding the responsibilities of the HRCNC and its activities, see the “Compensation Discussion and Analysis”.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Special Committee

This Committee assists management and the Board on matters of strategic planning and acquisition activities. This Committee met fourteen (14) times in 2010.

Board Assessments

The current practice of the Board is for the Independent Chair of the Board, with the assistance of the Corporate Governance Committee, to make ongoing, formal and informal assessments of the performance of the Board, Committees and individual Directors. The Board has a formal Board evaluation process which consists of evaluation forms for the Board, as a whole and for individual Directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made. The evaluation of individual Directors is aimed at ensuring that each Board member brings an adequate contribution to the Board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the Corporate Governance Committee to recommend changes to Board composition or Board structure, as may be required from time to time.

The Board has adopted performance schedules for the Board and each of its Committees. These performance schedules have been developed by the Corporate Governance Committee as a tool to ensure: (i) the adequate scheduling of meetings for the purpose of fulfilling all duties of Board and the Committees as set out in their Charters; (ii) the fulfillment of the Board and Committee duties; and (iii) the evaluation of the fulfillment of such duties in light of the Board and Committee Charters.

Feedback to the Board of Directors

Shareholders may communicate comments directly to the Board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of Certain Persons in Matters to be Acted Upon

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2010, (b) proposed nominee for election as a Director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this Circular, since January 1, 2010, no informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

Red Back Transaction

At the time of the Red Back Transaction, Mr. Lundin was Chairman of Red Back, and Mr. Clark was President and CEO and a director of Red Back. Both Mr. Lundin and Mr. Clark were also shareholders of Red Back. Pursuant to the terms of the Red Back Transaction, like all other Red Back shareholders, Messrs. Lundin and Clark received 1.778 Common Shares plus 0.110 of a Common Share purchase warrant for each Red Back common share held. In addition, also under the terms of the transaction, Red Back nominated Messrs. Lundin and Clark to sit as Directors of the Company and each was appointed to the Board effective November 3, 2010.

ADDITIONAL MATTERS

Directors’ and Officers’ Insurance

The Company arranges and maintains insurance for its Directors and officers and those of its subsidiaries. The limit of liability applicable to all insured Directors and officers under the current policies, which will expire on February 15, 2012, is US$100 million in the aggregate, inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the Directors and officers in excess of a deductible of US$5 million for each loss for securities claims and US$1 million for each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2011 is US$1,042,308, for 2010 was US$1,309,034 and for 2009 was US$1,338,300, no part of which is or was payable by the Directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Submission Date for 2012 Shareholder Proposals

The OBCA permits certain eligible Shareholders to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of Shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of Shareholders in 2012 is March 5, 2012.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010 which accompany this Circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the Company by phone at (416) 365-2744 or by e-mail at erwyn.naidoo@kinross.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Shelley M. Riley”
Shelley M. Riley
Toronto, Ontario	Vice-President, Administration and Corporate Secretary
March 25, 2011

Schedule A
CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resource, Compensation and Nomination Committee, Corporate Responsibility Committee, and Corporate Governance Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.	Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee. A copy of the independence requirements is reproduced in Schedule “I” attached hereto.

III.	Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

◆ Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form

◆ Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

◆
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

◆
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues and nomination of board members; (ii) financial reporting and internal controls; (iii) environmental compliance; (iv) health and safety compliance; (v) risk management; and (vi) issues relating to compensation of officers and employees.

◆
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

◆ With the assistance of the Human Resources, Compensation and Nominating Committee:

-	Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.
-	Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings
-	Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.
-	Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.
-
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Human Resources, Compensation and Nominating Committee.

◆	With the assistance of the Corporate Governance Committee:
-	Developing Kinross’ approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to Kinross.

-
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

	◆	With the assistance of the Audit and Risk Committee:

-
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

		-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.
		-	Assessing the independence of the auditors.
		-	Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.
		-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.
		-	Review the process for identifying and managing business risks.

	◆	With the assistance of the Corporate Responsibility Committee:

		-	Overseeing the development and implementation of policies and practices of Kinross relating to environmental issues and compliance with environmental laws.
		-	Overseeing the development and implementation of policies and practices of Kinross relating to health and safety issues and compliance with health and safety laws.

	◆	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ various stakeholders.

	◆	Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.

◆
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

◆
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Risk Committee and monitoring performance against the plan.

	◆	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

	◆	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

◆
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

◆
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

	◆	Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.	Miscellaneous

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.
2.	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.
3.
The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

SCHEDULE “I”
TO
CHARTER OF BOARD OF DIRECTORS

I. Independence Requirements of Multilateral Policy 58-201

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

	(i)	is a partner of a firm that is the Company’s internal or external auditor;
	(ii)	is an employee of that firm; or
	(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the Individual:

	(i)	is a partner of a firm that is the Company’s internal or external auditor;
	(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
	(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

II. Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company. In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.
(b)
A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)
A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

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Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

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